ORGANIGRAM

# Q4 2023

## Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

INTRODUCTION
This Management’s Discussion and Analysis dated December 19, 2023 (this “MD&A”), should be read in conjunction with the audited annual consolidated financial statements (the “Financial Statements”) of Organigram Holdings Inc. (the “Company” or “Organigram”) for the thirteen months ended September 30, 2023 and the twelve months ended August 31, 2022 (“Q4 Fiscal 2023” when referring to the four months ended September 30, 2023), including the accompanying notes thereto.

In May 2023, to better align the Company's financial statement reporting requirements with other public companies and calendar quarters, the Company's Board of Directors approved a change in the Company's fiscal year end from August 31 to September 30. Fiscal 2024 commenced on October 1, 2023 and continues through September 30, 2024. As a result of the change in year end, the financial information presented in this MD&A for the current period is for Q4 Fiscal 2023 and Fiscal 2023 whereas the comparative period is for Q4 Fiscal 2022 and Fiscal 2022, respectively.

References to "Fiscal 2023" are to the thirteen months from September 1, 2022 through September 30, 2023, references to "Fiscal 2022" are to the twelve months from September 1, 2021 through August 31, 2022 and references to "Fiscal 2021" are to the twelve months from September 1, 2020 through August 31, 2021. Except as otherwise stated, for each fiscal year, references to "Q1" are to the three months from September 1 through November 30, references to "Q2" are to the three months from December 1 through February 28, references to "Q3" are to the three months from March 1 through May 31, and references to Q4 are to the three months from June 1 through August 31, with the exception of Q4 Fiscal 2023, which is for the four month period from June 1, 2023 through September 30, 2023.

Financial data in this MD&A is based on the Financial Statements of the Company for the thirteen months ended September 30, 2023, and has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis extracts calculations.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-IFRS Measures (as defined herein). Refer to “Cautionary Statement Regarding Forward-Looking Information” and “Cautionary Statement Regarding Certain Non-IFRS Measures” included within this MD&A.

The financial information in this MD&A also contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under IFRS but are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

•Gross margin before fair value adjustments;
•Adjusted gross margin;
•Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"); and
•Free cash flow ("FCF").

The Company believes that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. The Non-IFRS Measures are defined in the sections in which they appear. Adjusted gross margin and Adjusted EBITDA are reconciled to IFRS in the “Financial Results and Review of Operations” section of this MD&A.

As there are no standardized methods of calculating these Non-IFRS Measures, the Company’s approaches may differ from those used by others, and the use of these measures may not be directly comparable. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to "Cautionary Statement Regarding Certain Non-IFRS Measures" included within this MD&A.

This MD&A contains information concerning our industry and the markets in which we operate, including our market position and market share, which is based on information from independent third-party sources. Although we believe these sources to be generally reliable, market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. We have not independently verified any third-party information contained herein.

The Company’s wholly-owned subsidiary, Organigram Inc. ("OGI"), is a licensed producer of cannabis and cannabis derived products (a “Licensed Producer” or “LP”) under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the “Cannabis Act”) and regulated by Health Canada. The Company’s former wholly-owned subsidiaries, The Edibles and Infusions Corporation (“EIC”) and Laurentian Organic Inc. ("Laurentian"), were also licensed under the Cannabis Act until their amalgamation with Organigram Inc. effective October 1, 2023 to form a single entity as "OGI".
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The Company’s head office is located at 1400-145 King Street West, Toronto, Ontario, M5H 1J8. The Company's registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company’s common shares (“Common Shares”) are listed under the ticker symbol “OGI” on both the Nasdaq Global Select Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”). Any inquiries regarding the Company may be directed by email to investors@organigram.ca.

Additional information relating to the Company, including the Company’s most recent annual information form (the “AIF”), is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.com. The Company’s reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information in this MD&A is based on the Company’s current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:

•Moncton Campus (as defined herein), Winnipeg Facility (as defined herein) and Lac-Supérieur Facility (as defined herein) licensing and production capacity and timing thereof;
•Expectations regarding production capacity, facility size, THC (as defined herein) content, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration and proposed investment transaction with a wholly-owned subsidiary of British American Tobacco p.l.c. ("BAT");
•Expectations regarding the prospects for the Company’s subsidiary Organigram Inc. (formerly, Organigram, EIC and Laurentian);
•Expectations regarding the outcome and timing of the Health Canada redetermination following the Judicial Review decision in respect of the Company's Edison Jolts product ("Jolts");
•Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus adult-use recreational cannabis products, the relative mix of products within the adult-use recreational category including wholesale and international, the Company’s financial position, future liquidity and other financial results;
•Changes in legislation related to permitted cannabis types, forms and potency and legislation of additional cannabis types and forms for adult-use recreational cannabis in Canada, including regulations relating thereto, the timing and the implementation thereof, and our future product forms;
•Expectations around branded products and derivative-based products with respect to timing, launch, product attributes, composition and consumer demand;
•Expectations about the Company's ability to develop current and future vapour hardware, and the Company's ability to enter and expand its share of the vapour market;
•The scope of protection the Company is able to establish and maintain, if any, for its intellectual property ("IP") rights;
•Strategic investments and capital expenditures, and expected related benefits;
•The expectation that the planned technical arrangement between Organigram and Phylos Bioscience Inc. ("Phylos") will permit Organigram to transition a portion of its garden to seed-based cultivation over time, and the anticipated benefits of seed-based production;
•The expectations regarding the Company's investment in Greentank (as defined herein);
•Expectations regarding the resolution of litigation and other legal proceedings;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations and guidelines, including those relating to the recreational and/or medical cannabis markets domestically and internationally;
•Changes in laws, regulations, guidelines and policies, including those related to minor cannabinoids;
•The price of cannabis and derivative cannabis products;
•Expectations around the availability and introduction of new genetics including consistency and quality of seeds and plants and the characteristics thereof;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
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•Fluctuations in the price of Common Shares and the market for Common Shares;
•The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act 2001 and the renewal of the Company’s licenses thereunder and the Company’s ability to obtain export licenses from time to time;
•The treatment of the Company's business under international regulatory regimes and impacts on changes thereto to the Company's international sales;
•Expectations related to the war between Israel and Hamas and its impact on the supply of product and collection of accounts receivable in the market and the demand of product in Israel;
•The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;
•Expectations concerning access to capital and liquidity, the consummation of the Follow-on BAT Investment (as defined below) and the Company’s ability to access the public markets from time to time to fund operational activities and growth;
•The Company’s ability to remain listed on the TSX and NASDAQ and the impact of any actions it may be required to take to remain listed;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
•Expectations regarding the Company's ability to generate cost savings from new operational effectiveness and automation initiatives;
•Expectations regarding capital expenditures, current and targeted production capacity and timing thereof; and
•Expectations concerning the Company's performance during Q1 Fiscal 2024, including with respect to revenue, adjusted gross margin, selling, general and administrative expenses ("SG&A"), Adjusted EBITDA and Free cash flows ("FCF").

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors may cause actual results or events to differ materially from those anticipated in the forward-looking information.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; cyber security risks; dependence on senior management and other key personnel, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines and in anticipated volumes; industry competition; global events, including heightened economic and industry uncertainty as a result of COVID-19 (as defined herein) and governmental action in respect thereto, including with respect to impacts on production, operations, disclosure controls and procedures or internal control over financial reporting, and supply chain and distribution disruptions; facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; inflationary risk, expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiary's and its investees’ ability to, where applicable, obtain and/or maintain their status as Licensed Producers or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products, and the sufficiency of the retail networks to supply such demand; ability of the Company to develop current and future vapour hardware and to expand into the vapour market; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company, expectations related to the war between Israel and Hamas and its impact on the supply of product in the market and the demand for product in Israel as well as the impact of the war on collection of accounts receivable; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; risk relating to potential failure of the Company's information technology (IT) system; the timing for the stabilization of the Company's enterprise resource planning ("ERP") system; continuing to meet listing standards for the TSX and the NASDAQ; risk relating to the Company's IP; liquidity risk; concentration risk; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators in Canada and the United States. Material factors and assumptions used in establishing forward-looking information include that production activities will proceed as planned, and
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demand for cannabis and related products will change in the manner expected by management. All forward-looking information is provided as of the date of this MD&A.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR+ AT WWW.SEDARPLUS.COM, AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

CAUTIONARY STATEMENT REGARDING CERTAIN NON-IFRS MEASURES
This MD&A contains certain financial and operational performance measures that are not recognized or defined under IFRS (“Non-IFRS Measures”). As there are no standardized methods of calculating these Non-IFRS Measures, the Company's approaches may differ from those used by others, and, this data may not be comparable to similar data presented by other Licensed Producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the Financial Statements prepared in accordance with IFRS, refer to the discussion below.

The Company believes that these Non-IFRS Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operating performance of the Company. These Non-IFRS Measures include, but are not limited, to the following:

•Gross margin before fair value adjustments is calculated by subtracting cost of sales, before the effects of unrealized gain on changes in fair value of biological assets, realized fair value on inventories sold and other inventory charges from total net revenue. Gross margin before fair value adjustments percentage is calculated by dividing gross margin before fair value adjustments (defined above) by net revenue.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as they exclude the effects of non-cash fair value adjustments on inventory, biological assets and other charges, which are required by IFRS.
•Adjusted gross margin is calculated by subtracting cost of sales, before the effects of: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) of inventories and biological assets; (iv) provisions to net realizable value; and (v) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense, from net revenue. Adjusted gross margin percentage is calculated by dividing adjusted gross margin by net revenue. Adjusted gross margin is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

Management believes that these measures provide useful information to assess the profitability of our operations as they represent the normalized gross margin generated from operations and exclude the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

•Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss (recovery) from loans receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities and other financial assets; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions (recoveries) and net realizable value adjustments related to inventory and biological assets; Government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Adjusted EBITDA is reconciled to the most directly comparable IFRS financial measure in the "Financial Results and Review of Operations" section of this MD&A.

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Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

•FCF is a non-IFRS financial measure that deducts capital expenditures from net cash provided by or used in operating activities. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. FCF is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. FCF is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently.

Non-IFRS Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to the Company’s management. Accordingly, these Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

BUSINESS OVERVIEW
NATURE AND HISTORY OF THE COMPANY’S BUSINESS
The Company’s wholly-owned subsidiary Organigram Inc. is a Licensed Producer of cannabis under the Cannabis Act.

The Company is authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis derivative-based products to licensed retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

The Company is also authorized to distribute cannabis for medical use. In Fiscal 2022, Organigram made a strategic decision to shift its medical distribution fulfillment approach from direct shipment to patients from the Company to fulfillment via Medical Cannabis by Shoppers Drug Mart. On March 28, 2023, Shoppers Drug Mart announced that it would be transferring its medical cannabis business to Avicanna Inc. In July 2023, Organigram announced its products became available on Avicanna's MyMedi platform, providing Organigram products to medical patients across Canada.

The Company conducts its operations at its facilities located in Moncton, New Brunswick, Winnipeg, Manitoba and Lac-Supérieur, Québec. The Company has expanded its main facility in Moncton over time to create additional production capabilities by strategically acquiring land and buildings adjacent to the main facility (the “Moncton Campus”), including to add capacity for the manufacture of derivative product forms. In Fiscal 2022, the Phase 4C expansion at Moncton was completed which increased the grow rooms available for flowering to 115 and the approximate annual capacity to 85,000 kg of flower. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization.

In March 2021, the Company formed a Product Development Collaboration ("PDC") with BAT, a leading, multi-category consumer goods business, and established a "Centre of Excellence" (the "CoE") to focus on the next generation of cannabis products across a range of cannabinoids and product formats. The CoE is located at the Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products. Both companies contributed scientists, researchers, and product developers to the CoE which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the Product Development Collaboration agreement between the parties dated March 10, 2021, (the "PDC Agreement"), both Organigram and BAT have access to certain of each other’s IP and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement. In November 2023, the Company announced a $124.6 million follow-on strategic equity investment from BT DE Investments Inc., a wholly-owned subsidiary of BAT (the "Follow-on BAT Investment").

During April 2021, the Company expanded its manufacturing and production footprint with the acquisition of EIC, located in Winnipeg, Manitoba (the "Winnipeg Facility"). The Winnipeg Facility holds a research license and standard sale and processing license under the Cannabis Act. The acquisition enabled the Company to penetrate a new product category and gain expertise in the confectionary space. By leveraging its consumer product and marketing expertise, as of the end of Fiscal Q4 2023 Organigram held the #1 share of the gummy category1 after the integration of the Winnipeg Facility.

The Company has additional cannabis production capacity at its facility located in Lac-Supérieur, Québec (the "Lac-Supérieur Facility"), acquired on December 21, 2021 as part of the Company's acquisition of Laurentian Organic Inc. The Lac-Supérieur Facility has a cultivation focus on artisanal craft flower and on the production of hash, a cannabis derivative. The Lac-Supérieur Facility provides the Company with a foothold in the important Québec market, and also adds to the Company's premium product portfolio, providing further opportunities for margin expansion. The Lac-Supérieur Facility holds a standard processing and
1 As of September 30 2023 - Multiple sources (Hifyre, Weedcrawler, Provincial Board Data, Internal Modelling)
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cultivation license under the Cannabis Act. As of the end of Fiscal Q4 2023, Organigram holds the #1 position in the Hash category nationally1. Site expansion at Lac-Supérieur was completed in Fiscal 2023, and the Company harvested its first craft cannabis from new grow rooms in December 2023.

STRATEGY
Organigram’s strategy is to leverage its broad brand and product portfolio and culture of innovation to increase market share, drive profitability and grow into an industry leader that delivers long-term shareholder value.

The pillars of the Company’s strategy are:
1.Innovation;
2.Consumer Focus;
3.Efficiency; and
4.Market Expansion.

1. Innovation
Meeting the demands of a fast-growing industry with changing consumer preferences requires the ability to innovate and create breakthrough products that are embraced by the market and establish a long-term competitive advantage.

The Company is committed to maintaining a culture of innovation and has established a track record of introducing differentiated products that are able to quickly capture market share, specifically:

•SHRED: the first milled flower product blended to create curated flavour profiles;
•Edison Jolts: Canada’s first flavoured high-potency lozenge with 100 mg of tetrahydrocannabinol ("THC") per package. See the "July 2023" update in the "Key Developments During the Quarter and Subsequent to September 30, 2023" section of this MD&A. The outcome and timing of the Health Canada redetermination as to proper categorization of the Company's Edison Jolts product as an "extract" or "edible" under the Cannabis Regulations, which has been ordered in response to the Company's application for Judicial Review (as defined herein), remains uncertain;
•Monjour Wellness gummies: The CBD-focused wellness brand available in a large format and providing multiple flavours in one package;
•SHRED X Rip-Strip hash: Botanical terpene-infused hash with 10 pre-cut strips available in a two gram format is the first of its kind in the Canadian cannabis industry;
•SHRED X Heavies: A line of ultra-high THC infused pre-rolls, infused with both diamonds and distillate. SHRED X Heavies is the first pre-roll offering from Organigram that has a potency of over 40% THC. The infusion of botanical terpenes further enhances the natural terpene profile of the cannabis blends;
•THCV gummies: Launched under Organigram's SHRED and Trailblazer brands, delivering the first whole-flower derived tetrahydrocannabivarin (THCV) products in the Canadian market. THCV offers consumers a differentiated experience compared to THC, with reports of appetite suppression and a more calm and focused experience; and
•SHRED Dartz and Holy Mountain Holy Smokes tube-style pre-rolls: These pre-rolls deliver a consumer friendly and familiar format in a sleek and low-profile package.

Consistent with its innovation culture, in Fiscal 2021, the Company announced the launch of its CoE as part of its PDC with BAT, a leading multi-category consumer goods business. The CoE focuses on research and development to develop the next generation of cannabis products, with an initial focus on cannabidiol (CBD) that has since broadened to include other cannabinoids and novel product formats.

2. Consumer Focus
The Company seeks to address the changing needs of the adult cannabis consumer through its broad product portfolio with offerings in the most popular categories and price points. Based on ongoing consumer research, the portfolio is refreshed frequently with different flower strains, new package formats and new product introductions. The Company’s alignment with consumers is evidenced by its #2 market position2 at the end of Fiscal Q4, 2023, and category leadership:
•SHRED products have been introduced in multiple categories with the brand producing ~$190 million in retail sales in the last 12 months3;
•Hash: after acquiring the Lac Superieur Facility in December 2021, the Company expanded Tremblant Hash distribution nationally and added new SKUs to its hash offering, including the innovative Rip-Strip Hash product. On September 30, 2023, the Company held the #1 market position3 in the hash category;
•HOLY MOUNTAIN: a new offering in the value sector consisting of unique flower strains, pressed hash, and tube-style pre-rolls;
2 As of September 30, 2023 - Multiple sources (Hifyre, Weedcrawler, OCS wholesale sales and e-commerce orders shipped data, provincial boards data and internal sales data)
3 Hifyre, September 30, 2023
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•Edison Jolts: #1 position for capsules4. See the "July 2023" update in the "Key Developments During the Quarter and Subsequent to September 30, 2023" section of this MD&A; and
•SHRED’ems gummies and Monjour soft chews: among the top-selling gummies in Canada. As of the end of Fiscal Q4, 2023, Organigram holds the #1 market position in the gummy category2 with Monjour being the best-selling CBD-only gummy.

In addition to third-party and direct consumer research, the Company maintains close contact with consumers through an active social media presence and has established the Cannabis Innovators Panel. This online panel engages with up to 2,500 cannabis consumers across Canada on a regular basis and helps to inform the Company on product development and brand initiatives.

3. Efficiency
From its inception, the Company has remained committed to being an efficient operator.

The Company’s growing facility in Moncton, New Brunswick utilizes three-tier cultivation technology to maximize square footage. The facility has proprietary information technology in place to track all aspects of the cannabis cultivation and harvest process. The Company maintains a continuous improvement program designed to maximize harvest yield while reducing operating costs. This is complemented by the introduction of automation in post-harvest production, including high-speed pouch packing, pre-roll machines and automated excise stamping.

The Winnipeg Facility is highly-automated and is able to efficiently handle both small-batch artisanal manufacture of edibles as well as large-scale nutraceutical-grade production. The Winnipeg Facility provides the Company with the ability to produce a wide range of high-quality edible products at attractive price points.

The Lac-Supérieur Facility houses a cultivation and derivatives processing facility. As at September 30, 2023, the cumulative post acquisition capital investment has been approximately $13 million. This investment has expanded the Lac-Supérieur Facility to increase capacity, processing and storage space, and deliver on automation.

Key efficiency milestones achieved in Fiscal 2023 include:
•Significant reduction in cultivation costs at the Moncton Campus, achieving a 32% reduction to the cost of cultivation from Fiscal 2022's average amount;
•Increasing the harvested volume by over 60% and increasing volume of flower exceeding 24% THC levels compared to Fiscal 2022 at the Moncton Campus. THC levels were up 14% on average compared to FY2022;
•Internal testing including cannabinoid testing and Radsource machine implementation in Moncton;
•Completion of conversion to 17,000 LED lights in Moncton, resulting in 37% energy consumption savings;
•Transitioned to fractional watering and staggered lighting in Moncton, reducing water consumption and lowering peak energy consumption rates;
•Completion of Cantos and CME machine installations resulting in pre-roll volume of up to 2.8 million pre-rolls per month; and
•$4.3 million in cost savings realized in Fiscal 2023 related to automating pouch lines, internalizing testing and remediation, rapid drying, fractional watering, and strategic sourcing initiatives.

4. Market Expansion
The Company is committed to expanding its market presence by adding to its product offerings and enhancing its geographical presence. This strategy is enabled by strategic merger and acquisition opportunities and assessing expansion into international markets.

Examples of market expansion include:
•The strategic acquisitions of (i) EIC which added a purpose-built, highly-automated, 51,000-square-foot cannabis edibles manufacturing facility, and (ii) Laurentian, whose Lac-Supérieur Facility added craft cultivation and hash to Organigram's product portfolio and increased the Company's presence in Québec; and
•Shipments to Canndoc Ltd. ("Canndoc") in Israel and Cannatrek Medical Pty Ltd. ("Cannatrek") and MedCan Australia Pty Ltd. ("MedCan") in Australia to supply bulk cannabis into these markets. In fiscal Q3, 2023, the Company signed additional supply agreements with Sanity Group GmbH ("Sanity Group") to supply medical cannabis to the German market, and 4C Labs Ltd. ("4C LABS") to supply medical cannabis to the UK market.

4 Hifyre, February 28, 2023, data extracted from March 28, 2023
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KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q4-2023	Q4-2022	CHANGE	% CHANGE
Financial Results
Gross revenue	$71,458	$65,657	$5,801	9%
Net revenue	$46,040	$45,480	$560	1%
Cost of sales	$42,885	$36,718	$6,167	17%
Gross margin before fair value adjustments(2)	$3,155	$8,762	$(5,607)	(64)%
Gross margin % before fair value adjustments(1)	7%	19%	(12)%	(63)%
Operating expenses	$45,550	$22,788	$22,762	100%
Other income	$(1,275)	$(2,097)	$822	39%
Adjusted EBITDA(2)	$(2,360)	$3,232	$(5,592)	(173)%
Net loss	$(32,991)	$(6,144)	$(26,847)	(437)%

Net cash used in operating activities	$17,017	$19,695	$(2,678)	(14)%

Adjusted Gross Margin(2)	$7,939	$10,362	$(2,423)	(23)%
Adjusted Gross Margin %(2)	17%	23%	(6)%	(26)%

Operating Results
Kilograms harvested - dried flower	28,071	16,101	11,970	74%
Kilograms sold - dried flower	19,429	18,102	1,327	7%

Note 1: Equals gross margin before fair value adjustments (as reflected in the Financial Statements) divided by net revenue.
Note 2: Gross Margin Before Fair Value Adjustments, Adjusted EBITDA, Adjusted Gross Margin and Adjusted Gross Margin % are non-IFRS measures. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.

REVENUE
For Q4 Fiscal 2023, the Company reported $46,040 in net revenue. Of this amount $44,596 (97%) was attributable to sales to the adult-use recreational cannabis market, $469 (1%) to the international market, $707 (2%) to the medical market and $268 (1%) to other revenues. Q4 Fiscal 2023 net revenue increased 1%, or $560, from Q4 Fiscal 2022 net revenue of $45,480, primarily due to an increase of $7,075 in adult-use recreational cannabis revenue, which was mostly offset by a decrease in international revenue of $5,427, and a decrease in medical revenue by $981.

Sale of flower from all product categories in the recreational market comprised 66% of total net revenue in the quarter. The average net selling price ("ASP") of recreational flower decreased to $1.59 per gram in Q4 Fiscal 2023 as compared to $1.75 per gram in Q4 Fiscal 2022, as both the Company and the Canadian cannabis industry continued to experience general price compression in the adult-use recreational markets as the customer and product mix evolved to focus more on value offerings. Selling prices are prone to fluctuation and there may be further price compression if the market remains oversupplied. The Company is committed to refining its product mix as customer preferences evolve and it is revitalizing its Trailblazer brand and adding craft flower to its Laurentian brand, supplied by its Lac-Supérieur facility.

The volume of flower sales in grams increased 7% to 19,429 kg in Q4 Fiscal 2023 compared to 18,102 kg in the prior year comparative quarter, primarily as a result of the four months period compared to the three months period in the comparative year. This increase was partially offset by a reduction in recreational flower sales during the current period.

COST OF SALES
Cost of sales for the four months ended September 30, 2023 increased to $42,885 compared to $36,718 in Q4 Fiscal 2022, primarily as a result of an increase in inventory provisions and sales volume in the adult-use recreational cannabis market. Included in Q4 Fiscal 2023 cost of sales are $4,784 of inventory provisions for unsaleable inventories. The prior fiscal year’s comparative quarter had inventory provisions adjustments of $1,600.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN
The Company realized gross margin before fair value adjustments5 for the four months ended September 30, 2023 of $3,155, or 7% as a percentage of net revenue, compared to $8,762, or 19%, in the prior year comparative period. The decrease in gross margin before fair value adjustments as a percentage of net revenue is primarily due to lower international revenue and higher cost of s
5 Gross margin before fair value adjustments is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section of this MD&A, and the discussion under the heading “Gross margin before fair value adjustments” and the reconciliation to IFRS measures in the “Financial Results and Review of Operations” section of this MD&A.
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ales per unit. The cost of sales per unit was higher primarily due to higher inventory provisions for unsaleable inventories and net realizable value adjustments.

Adjusted gross margin6 for the four months ended September 30, 2023 was $7,939, or 17% as a percentage of net revenue, compared to $10,362, or 23%, in the prior year comparable quarter. The decline is attributable to lower international revenue, higher cost of sales per unit and the restriction of sale imposed by Health Canada on Edison Jolts described in the "Key Developments During the Quarter and Subsequent to September 30, 2023" section of this MD&A. Please refer to the “Financial Results and Review of Operations” section of this MD&A for a reconciliation of adjusted gross margin to net revenue.

OPERATING EXPENSES

	Q4-2023	Q4-2022	CHANGE	% CHANGE

General and administrative	$15,599	$11,546	$4,053	35%
Sales and marketing	5,973	4,111	1,862	45%
Research & development	4,007	2,390	1,617	68%
Share-based compensation	1,102	2,496	(1,394)	(56)%
Impairment of intangible assets and goodwill	6,951	—	6,951	N/A
Impairment of property, plant and equipment	11,918	2,245	9,673	431%
Total operating expenses	$45,550	$22,788	$22,762	100%

GENERAL AND ADMINISTRATIVE
General and administrative expenses of $15,599 increased from the prior year's comparison quarter of $11,546, primarily due to the current year period being four months compared to three months period of the comparative prior year. The increase in current period expenses is also marginally attributable to increased audit and legal fees.

SALES AND MARKETING
Sales and marketing expenses of $5,973 increased from the prior year's comparative quarter of $4,111, primarily due to the fact that the current year period is for a four month period compared to a three month period in the comparative year.

RESEARCH AND DEVELOPMENT
Research and development costs of $4,007 increased from the prior year's comparative quarter of $2,390, as the Company increased activity under the PDC Agreement and other internal product innovation projects.

SHARE-BASED COMPENSATION
Share-based compensation expense of $1,102 decreased from the prior year's comparative quarter of $2,496, primarily due to employee equity awards issued during the early months of Q4 Fiscal 2022. These equity awards were partially vested in the current period and the Company issued less awards in Q4 Fiscal 2023 when compared to Q4 Fiscal 2022.

IMPAIRMENT
Impairment on property, plant, equipment of $11,918 increased from the prior year's comparative quarter of $2,245. During Q4 Fiscal 2023, management identified impairment indicators for its Moncton Campus CGU and as a result performed an impairment test as at September 30, 2023. The impairment test considered several factors including forecasted operational cash flows (net of tax impact), on-going investments in working capital and sustaining capital expenditures, post-tax discount rates, terminal value growth rate and this analysis resulted in the recognition of an impairment loss of $11,918. A meaningful contributing factor to the quantum of the impairment charge was related to the impact to flower sales and margins due to continued THC inflation. The prior year's comparative quarter had an impairment loss of $2,245 in relation to a chocolate manufacturing line at Moncton Campus.

The Company also performed its annual goodwill impairment test as at September 30, 2023 and recognized impairment loss of $6,951 against goodwill.

6 Adjusted gross margin is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section of this MD&A, and the discussion under the heading “Adjusted EBITDA” and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
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OTHER (INCOME) / EXPENSES

	Q4-2023	Q4-2022	CHANGE	% CHANGE

Financing costs	$133	$168	$(35)	(21)%
Investment income	(1,056)	(532)	(524)	(98)%
Insurance recoveries	(213)	—	(213)	—%
Government subsidies	(194)	—	(194)	100%
Share of loss from investments in associates	15	528	(513)	(97)%
Impairment (recovery) of loan receivable	(66)	—	(66)	100%
Loss on disposal of property, plant and equipment	159	837	(678)	(81)%
Change in fair value of contingent consideration	(466)	317	(783)	(247)%
Change in fair value of derivative liabilities	413	(3,415)	3,828	112%
Legal provision (recovery)	—	—	—	—%
Total other (income)/expenses	$(1,275)	$(2,097)	$822	(39)%

INVESTMENT INCOME
Investment income of $1,056 was earned during the four months ended September 30, 2023, compared to $532 for the three months ended August 31, 2022. The change in investment income was due to higher interest rates and one additional month in the current period as compared to the prior year comparative period.

CHANGE IN FAIR VALUE OF CONTINGENT CONSIDERATION
Change in fair value of contingent consideration was a gain of $466 during Q4 Fiscal 2023 compared to a loss of $317 in Q4 Fiscal 2022. The current period gain was primarily on account of $500 being waived as part of a negotiated settlement with the former shareholders of EIC.

CHANGE IN FAIR VALUE OF DERIVATIVE LIABILITIES
Change in fair value of derivative warrant liabilities was a loss of $413 during Q4 Fiscal 2023 compared to a gain of $3,415 in Q4 Fiscal 2022. The decrease in gain is primarily due to the shorter remaining life of the warrants in the current period.

ADJUSTED EBITDA
Negative Adjusted EBITDA7 was $2,360 in Q4 Fiscal 2023 compared to positive Adjusted EBITDA of $3,232 in Q4 Fiscal 2022. The $5,592 decrease in Adjusted EBITDA from the comparative period is primarily attributable to lower net flower revenue, the decrease in adjusted gross margins8 and higher SG&A expenses. Please refer to the “Financial Results and Review of Operations” section of this MD&A for a reconciliation of Adjusted EBITDA to net loss.

NET LOSS
The net loss was $32,991 in Q4 Fiscal 2023 compared to a net loss of $6,144 in Q4 Fiscal 2022. The increase in net loss from the comparative period is primarily due to lower international revenue and impairment losses of $11,918 on the Company's property, plant, and equipment and $6,951 on intangibles and goodwill.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO SEPTEMBER 30, 2023

In June 2023, the Company introduced SHRED X Heavies ("Heavies"), its first infused pre-roll offering with THC content surpassing 40% THC, to address the growing consumer demand for flavourful, higher THC and ready-to-consume products. Each Heavies package contains three 0.5g infused pre-rolls and is available in Tropic Thunder and Gnarberry, two of SHRED's best-selling pre-milled blends, as well as the popular Blueberry Blaster flavour.

In June 2023, the Company announced a one-for-four share consolidation (the "Share Consolidation") to facilitate compliance with NASDAQ's listing requirements with respect to the minimum bid price for listed securities, reducing volatility, and to enhance the marketability of the Company's Common Shares to institutional investors. The Share Consolidation took legal effect on July 5, 2023.

In July 2023, the Company commenced a judicial review in the Federal Court of Canada (the "Court") pertaining to the Company's March 2023 announcement that it had received notification from Health Canada that Health Canada had determined
7 Adjusted EBITDA is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" in the “Introduction” section of this MD&A, and the discussion under the heading “Adjusted EBITDA” and the reconciliation to IFRS measures in the "Financial Results and Review of Operations" section of this MD&A.
8 Adjusted gross margin is a non-IFRS financial measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures".
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that certain Jolts lozenge products in their 100 mg THC per package format (the “Products”) had been improperly classified as an “extract” rather than an “edible” under the Cannabis Regulations. On March 31, 2023, the Company filed a notice of application for Judicial Review (the "Judicial Review") of Health Canada's decision with the Federal Court of Canada. The Judicial Review hearing occurred on July 25, 2023. On August 8, 2023, the Court granted Organigram’s application for judicial review of a decision of Health Canada determining that the Edison Jolts lozenges are to be classified as edible cannabis. The Court found there was a breach of procedural fairness by Health Canada. The matter was remitted back to Health Canada for redetermination taking the Court’s reasons into consideration. Organigram has restarted Jolts production and intends to continue selling Jolts pending a final redetermination from Health Canada. There can be no assurance as to the outcome and timing of Health Canada's final redetermination of the matter, or that the Company will be able to continue production and commercialization of this product in the future.

In August 2023, the Company introduced its new tube-style pre-rolls, SHRED Dartz and Holy Smokes. These tube-style pre-rolls marked the inception of 0.4g pre-rolls for Organigram, crafted using the state-of-the-art, high-speed Cantos tube-style rolling machine, complemented by cutting-edge packaging capabilities. Organigram today, is one of a small number of licensed producers in Canada that possess the equipment and expertise to manufacture this sophisticated tube-style pre-roll format.

In August 2023, the Company announced that it expanded its global footprint by entering into a supply agreement (“the Agreement”) to provide dried medical cannabis flower to 4C LABS, a rapidly scaling healthcare, technology, and pharmaceutical company focused on virtual prescribing, pharmaceutical distribution, and clinical development of cannabis-based products for human health in the United Kingdom. Under the terms of the Agreement, the Company expects to supply approximately 600 kilograms of high-quality, indoor-grown dried flower product to 4C LABS within the first year of the Agreement, and granted 4C LABS strain exclusivity within the geographical boundaries of the United Kingdom and Channel Islands for as long as minimum purchase commitments are satisfied.

In August 2023, the Company relaunched one of Canada’s best known cannabis brands, Trailblazer, exemplifying the Company’s commitment to keeping consumer insights at the heart of its brand and product development strategy. Featuring THCV gummies, CBG infused pre-rolls and a high-potency 1x0.5g pre-roll, Trailblazer is re-entering the market with a range of differentiated offerings.

In August 2023, the Company launched its first range of whole-flower derived THCV products through the Company’s popular SHRED and Trailblazer brands.

In September 2023, the Company announced that Ms. Caroline Ferland resigned from the Board of Directors. Ms. Ferland was a board member nominee appointed by BAT. Ms. Ferland left the Board of Directors as a result of her appointment to Group Company Secretary & Assistant General Counsel for BAT, based in the UK.

In October 2023, the Company obtained a receipt for a final short form base shelf prospectus (the “Base Shelf Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada. A corresponding shelf registration statement on Form F-10 (the “Registration Statement”) was filed with the United States Securities and Exchange Commission (the "SEC") (SEC File No. 333-274686) and was subsequently declared effective by the SEC on November 29, 2023. The Base Shelf Prospectus and corresponding Registration Statement enable Organigram to qualify the distribution of up to $500,000,000 of common shares, debt securities, subscription receipts, warrants, and units during the 25-month period that the Base Shelf Prospectus remains effective. The specific terms of any future offering of securities will be disclosed in a prospectus supplement filed with the applicable Canadian regulatory authorities and the SEC. The Base Shelf Prospectus will provide flexibility for financing options to pursue the Company’s objectives.

In October 2023, the Company provided a corporate update highlighting updates in national market share, category leadership, facility improvements, product launches, the strategic investment in Phylos, the PDC with BAT, and its change in fiscal year end.

Market share: the Company announced that it achieved the #2 market share position2 in the prior two months, August and September, driven in large part by the success of its growing pre-roll business. Market share strength was also buoyed with strength in gummies, hash, and flower.

Category leadership: the Company announced that it achieved a category leadership position in two growing categories: hash and gummies. The Company achieved the #1 market share position in hash as of November 2022 driven by innovative product launches on Tremblant, Holy Mountain and SHRED, including yet another first to market innovation, the ultra-convenient and flavourful Rip-Strips. Organigram has also secured the #1 market share position in gummies in, August and September.2

Facility improvements:
•Moncton: The Company was designated an Energy Champion by New Brunswick Power ("NB Power") as a result of the reduction in its environmental footprint through the conversion of 17,000 LED fixtures. With this change, Organigram’s energy footprint per room was reduced by 30%. The Company also continues to identify initiatives to reduce its energy
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usage through a partnership with NB Power in the New Brunswick Strategic Energy Management Program. Further, Organigram commissioned its high-speed pre-roll tube-style machine in June, enabling the Company to enter the growing tube-style pre-roll joint segment with its popular SHRED and Holy Mountain brands. This investment in automated pre-roll technology has helped Organigram secure the #2 position in the category.

•Lac Supérieur: Construction at Organigram’s Lac Supérieur craft cultivation facility is now complete with the addition of four new grow rooms and an expanded packaging area. With power at the facility, equipment commissioned, and all growing, harvesting, and drying rooms being completed, Organigram is now in a position to begin growing top shelf craft quality, small batch flower out of its signature craft facility. Clones are now onsite, and Organigram expects to see the first harvest out of that facility by early December. Organigram has also finished the implementation of its new ERP system at the Lac Supérieur Facility, which is expected to provide the most up to date, accurate and timely data needed to deliver actionable business insights.

Product launches: Organigram continued its commitment to bringing high-quality cannabis products to the market that meet the evolving needs of our various consumer segments, from the price-conscious, experienced user, to the more wellness-oriented individual looking to fulfill targeted needs through cannabis. The Company outlined the launch of 11 new products designed to meet these consumer needs.

Phylos: Realizing the benefits from the investment in Phylos continues to be a key focus as Organigram moves towards seed-based production in its Moncton facility. Three seed trials have already been harvested with two more nearing completion. Overall, eight F1 Hybrid cultivars are being tested with the first production scale trial room load scheduled in December 2023 and first full-scale commercial harvest planned for March 2024. Organigram is on track to convert up to 30% of harvests to seed based production by end of 2024 with Phylos investment milestones tracking towards early completion.

Product Development Collaboration with BAT: Organigram and BAT continue to work together through their PDC on new workstreams to develop innovative technologies in the edible, vape and beverage categories in addition to new disruptive inhalation formats aimed at addressing the biggest consumer pain points that exist in the category today. Organigram is preparing to deliver new products in these spaces and the immediate launch priority includes gummies which will feature a new nano-emulsion technology, scheduled to begin commercialization in the first half of 2024.

Change in fiscal year end: As previously disclosed, Organigram recently changed its fiscal year end to better reflect its operating and financial cycles. Organigram’s new fiscal year began on October 1, 2023, and will end on September 30, 2024. As a result, fiscal year 2023 had 13 months and reflected the period starting September 1, 2022, and ending September 30, 2023.

In November 2023, the Company announced the Follow-on BAT Investment. The majority of the $124.6 million investment will be used by Organigram to create a strategic investment pool, named Jupiter. Jupiter will target investments in emerging cannabis opportunities that will enable Organigram to apply its industry-leading capabilities to new markets. Management has identified that geographic expansion is a strategic priority and this opportunity presents the Company with the capital to lay global foundations as the legal recreational cannabis market continues to see significant growth. Organigram maintains the highest level of regulatory and product stewardship and will continue to monitor the cannabis regulatory environment carefully. As a result, all potential investments will undertake rigorous legal compliance and due diligence processes. Subject to the receipt of certain regulatory approvals, approval from Organigram’s shareholders and other conditions, BAT will subscribe for 38,679,525 shares at a price of $3.2203 per share, for gross proceeds of $124.6 million across three tranches. BAT will subscribe for 12,893,175 million shares on the closing of the first tranche (currently expected to be on or around January 16, 2024) for gross proceeds of $41.5 million with the remaining 25,786,350 shares to be subscribed for in two further equal tranches on or around August 30, 2024 and February 28, 2025. To the extent BAT exceeds 30.0% holding of outstanding Common Shares, it will be issued non-voting Class A convertible preferred shares (“Preferred Shares”). Accordingly, in aggregate, based on Organigram’s current 81,161,630 Common Shares outstanding, 12,999,231 Common Shares will be issued, and the remaining 25,680,294 shares will be initially issued as Preferred Shares. The Preferred Shares will be eligible for conversion into voting Common Shares at BAT’s option, provided that such conversion would not result in BAT’s voting interest in the Company exceeding 30%. Each Preferred Share shall be economically equivalent to a Common Share and will be convertible into Common Shares at the option of BAT without payment of any additional consideration. The conversion ratio shall initially be one-for-one, and post-issuance shall increase at a rate of 7.5% per annum, compounded annually, until such time as the Preferred Shares are converted into Common Shares or the aggregate equity interest of BAT in Organigram (inclusive of both the Common Shares and Preferred Shares as if converted into Common Shares) reaches 49%. BAT shall be periodically required to convert Preferred Shares to the extent that it holds less than 30% of the Common Shares outstanding. In connection with the closing of the first tranche, Organigram and BAT will enter into an amended and restated investor rights agreement, pursuant to which BAT will be eligible to appoint up to 30% of the Board of Directors.

In November 2023, the Company announced that Derrick West informed Organigram that he would transition away from his role as Chief Financial Officer (“CFO”) in order to take time to focus on his health and recovery following surgery. Paolo De Luca,
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current Chief Strategy Officer, was appointed interim CFO effective November 13, 2023, while the Company completes a search for a new permanent CFO. Paolo previously served as the Company’s CFO between 2017 and 2020.

In November 2023, the Company announced that Phylos achieved the first milestone under the loan agreement entered into in May 2023 (the “Loan Agreement”) and closed the second tranche under the Loan Agreement with Organigram advancing US$2.75 million to Phylos. This second tranche followed the initial tranche of US$3.25 million advanced in May 2023 for a total of US$6 million in senior secured convertible loans (“Secured Convertible Loan”) currently outstanding. Organigram’s ongoing trials using Phylos technology have resulted in highly-uniform, predictable, and fast-growing seedlings.

Organigram will now advance the conversion of its grow rooms with custom designed, F1 Hybrid seeds and expects to soon be able to begin low-cost production of high-potency, terpene-rich cultivars destined for various products and blends across its brand portfolio. Organigram is also on track to convert more than 30% of its cultivation space in the Moncton facility to F1 Hybrid seed grow by end of Fiscal 2024.

In December 2023, the Company announced that Greg Guyatt is appointed as new CFO and will join the Company effective January 8, 2023. Greg is a seasoned financial executive with over 25 years of public and private equity backed company experience.

OPERATIONS AND PRODUCTION
Moncton Cultivation Campus
At the Moncton Campus, the Company continues to make progress on its ongoing improvement program. This includes implementation of various new initiatives which have resulted in an increase in an average THC. The Phase 4C expansion at Moncton was completed in Fiscal 2022 which increased the approximate annual capacity to 85,000 kg of flower. The Company has also identified additional changes to its growing and harvesting methodologies, that should assist the operating conditions of the Moncton Campus, resulting in higher quality flower and a reduction in production costs. The total capacity of the Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization.

In Q3 Fiscal 2023, the Company continued to invest in driving operational efficiencies through automation and internalizing certain post-harvest processes including commissioning a new automated packaging line for SHRED milled products, internalizing THC testing, internalizing remediation, and commissioning new drying machines. These initiatives reduced headcount and significantly reduced costs while increasing time savings. The Company had realized a portion of these savings beginning in Q2 Fiscal 2023. Further, Organigram anticipates realizing approximately $10 million in annual savings from these initiatives in Fiscal 2024.

The Company harvested 28,071 kg of dried flower during Q4 Fiscal 2023 compared to 16,031 kg of dried flower in Q4 Fiscal 2022. The increase of 12,040 kg (75%) from the comparative period was primarily related to one additional month in the current period and increased cultivation, planting and environmental upgrades along with additional rooms being available in the current period.

Moncton Derivatives Facility
Contained in the 56,000 square foot expansion referred to as Phase 5 of the Moncton Campus is the Company's derivatives facility ("Phase 5"). Phase 5 includes Supercritical CO2, dry sift and cold water extraction laboratories, as well as in-house formulation and finishing of ingestibles, extracts, vape oils and concentrates, in addition to high speed cart filling, bottling and automated packaging.

Winnipeg Facility
The Company has a purpose-built, highly-automated, 51,000 square-foot manufacturing facility in Winnipeg, Manitoba. The Winnipeg Facility has been designed to handle both smaller-batch artisanal manufacturing as well as large-scale nutraceutical-grade high-efficiency manufacturing, and to produce highly customizable, precise, and scalable cannabis-infused products in various formats and dosages including pectin, gelatin, sugar-free soft chews (gummies) and lozenges with novel capabilities such as infusions, striping and the possibility of using fruit purees. Automation and efficiency investments in the Winnipeg Facility have resulted in an increase in production. As of September 30, 2023, the Winnipeg Facility has produced up to 3.2 million gummies monthly. In Fiscal Q4 2023, the Company began recalibrating its gummy manufacturing equipment, resulting in temporary fluctuations in production output.

The Winnipeg Facility currently holds a research license and a standard sale and processing license issued under the Cannabis Act, and commenced commercial operations during Fiscal 2021.

Lac-Supérieur Concentrates and Craft Flower Facility
The Company acquired the Lac-Supérieur Facility in December 2021. The Lac-Supérieur Facility had 6,800 square feet of cultivation area, which was expanded to 33,000 square feet in Q4 Fiscal 2023. The Lac-Supérieur Facility was initially equipped to produce approximately 600 kilograms of flower and 1 million packaged units of hash annually. The now completed expansion
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program increases annual capacity to 2,400 kilograms of flower and over 2 million packaged units of hash annually. The production of SHRED X Rip Strip Hash started in February 2023 using ultrasonic knife technology with a capacity of 150 units per minute. A second ultrasonic knife was installed in Q4 Fiscal 2023 to keep up with demand. Management believes that there may be future opportunities for cost savings from further investments in automation and increased capacity. The first craft grow rooms resulting from the expansion plans came online in October, 2023. Organigram has begun growing craft quality, small batch flower out of its signature craft facility. Organigram completed its first Lac-Supérieur harvest in December 2023.

CANADIAN ADULT-USE RECREATIONAL CANNABIS MARKET
Organigram continues to increase its focus on generating meaningful consumer insights and applying these insights to the ongoing optimization of its brand and product portfolio with the goal of ensuring that they are geared towards meeting consumer preferences. The Company has aggressively and successfully revitalized its product portfolio to meet rapidly evolving consumer preferences and through its increased focus on insights, has continued its expansion of brands and products aimed at driving continued momentum in the marketplace.

DRIED FLOWER AND PRE-ROLLS
Dried flower and pre-rolls remain the first and second largest product categories, respectively, in the Canadian adult-use recreational cannabis market9 and the Company believes that these categories will continue to dominate based on the market data from mature legal markets in certain U.S. states as well as regulatory restrictions on other form factors (e.g. the 10 mg per package THC limit in the edibles category). While the Company expects consumer preferences will slowly evolve away from THC content and price being the key purchase drivers, today they appear to be the most important attributes to consumers for flower products. Over time, the Company expects that genetic diversity and other quality related attributes such as terpene profile, bud density, the presence of minor cannabinoids, and aroma, will become increasingly important to consumers. While the Company’s efforts are focused on delivering on consumer expectations today, it is concurrently planning for the eventual evolution towards a more nuanced approach to cannabis appreciation through its ongoing work in genetic breeding, pheno-hunting, and transitioning a portion of production to seed-based cultivation, with the goal of offering a unique, consistent, and relevant assortment to consumers. Additionally, the strategic acquisition of Laurentian in December 2021 allows the Company the opportunity to participate in the growing craft cannabis segment, through its craft facility located in the province of Québec.

The Company's portfolio of brands continues to show strong momentum within the flower segment in Canada and as of September 30, 2023, Organigram holds the #3 share in the flower category3. The growth and significant contribution of dried flower value segment brands, however, have contributed to overall margin pressure for Organigram and many of its peers over the last number of quarters. To counteract this phenomenon, Organigram is revitalizing its Trailblazer brand and adding craft flower to its Laurentian brand, supplied by its Lac-Supérieur facility. If any of these initiatives are completed, it is expected to increase premium flower sales, which have a higher average sales price than value brands and therefore attract higher margins. To address the growing demand for strain differentiation in the value segment, the Company expanded the strains available in its Big Bag O' Buds product line and also introduced Holy Mountain, a value-sector brand offering hash and dry flower strains in the 3.5 and 28 gram formats.

CANNABIS DERIVATIVES
While dried flower and pre-rolls are currently the largest categories in Canada, derivative cannabis products, including vapes, concentrates and edibles, are projected to continue to increase in market share over the next several years at the expense of dried flower.

Organigram is committed to these growing categories. The strategic acquisition of the Winnipeg Facility has enabled the Company to produce high quality, ingestible products such as soft chews (gummies) and lozenges, at scale, positioning the Company to effectively compete in this segment. The acquisition of the Lac-Supérieur Facility provided the Company with the ability to produce high-quality products in the growing hash segment. Since the Laurentian acquisition, the Company has leveraged its industry-leading national distribution and field sales network to accelerate the distribution and sale of Tremblant Cannabis, its flagship hash brand, to all provinces in Canada. In Fiscal 2023, the Company has expanded its hash offering through its new Holy Mountain brand and introduced the innovative product, Rip-Strip Hash under the SHRED X brand. As of September 30, 2023, Organigram continues to hold #1 market share in the hash category10.

In Q4 Fiscal 2023, Organigram achieved the number #1 position in the gummy category between its SHRED'ems and Monjour brands.3 The Company currently has 13 SKUs in market under its SHRED'ems brand. In August 2023, the Company launched an additional flavour containing THCV.
Monjour, Organigram's wellness brand, has eight pure CBD SKUs in market. The large format and assorted flavours proved to be disruptive to the sector and in Q4 Fiscal 2023, Monjour's Berry Good Day CBD gummy was in the top five of gummies sold in
9 Hifyre, September 30, 2023
10 Hifyre, September 30, 2023
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Canada and the leading pure CBD-infused gummy.4 The Monjour product line has been further expanded with gummies that contain minor cannabinoids in addition to CBD. The CBN Bedtime Blueberry Lemon gummies combine the cannabinoid cannabidiol ("CBN") with CBD and THC, and the Twilight Tranquility gummies combine CBD, CBN and the cannabinoid cannabigerol ("CBG").

Edison Jolts, high potency THC lozenges that were developed using proprietary IP that has been patented, combine the benefits of sublingual oil with the convenience and portability of soft gels. Jolts held the #1 position in net sales in the capsules and mints category in Q2 Fiscal 20234. See the "July 2023" update in the "Key Developments During the Quarter and Subsequent to September 30, 2023" section of this MD&A.

Organigram continues to focus on building share within the vape category through unique formulations, premium hardware, and high-quality inputs. The Company currently has seven SKUs under the SHRED brand in the popular 510 cartridge format, two under Holy Mountain, and one under the Edison brand. During this quarter, Organigram announced a product purchase agreement that it expects will accelerate its performance in the vape category. The product purchase agreement with Greentank provides the Company with an exclusivity period in Canada for new technology incorporated into vape cartridges, including the development of a custom all-in-one device that will be proprietary to Organigram.

RESEARCH AND PRODUCT DEVELOPMENT
The Company’s management believes the cannabis industry is still in the nascent stages of product development and that product innovation backed by core fundamental research and development is necessary to establish a long-term competitive advantage in the industry. Research and development and innovation remain a hallmark of Organigram. The Company has made several investments in the past and anticipates it will continue and strengthen the Company's focus in this area. These efforts are expected to allow Organigram to continue to position itself to be at the forefront of launching new, innovative, differentiated products and formulations that appeal to adult consumers.

BAT Product Development Collaboration and Centre of Excellence
In early Q4 Fiscal 2021, the Company announced the successful launch of the CoE pursuant to the PDC Agreement with BAT. The CoE was established to focus on research and product development activities for the next generation of cannabis products, as well as fundamental cannabinoid science, with an initial focus on CBD. The CoE is located at the Moncton Campus, which holds the Health Canada licenses required to conduct research and development activities with cannabis products.

Under the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and have the right to independently and globally commercialize the products, technologies, and IP created. Costs relating to the CoE are being funded equally by Organigram and BAT. Approximately $31 million of BAT’s investment in Organigram has been reserved for Organigram’s portion of its funding obligations.

The CoE development and scientific process is supporting discovery and development efforts on novel vapour ingredients and substrates, and will guide the optimization of the existing traditional extract and distillate ingredients. Extensive evaluation of novel vape formulation aerosols versus existing inhalation products in the category has been completed. The supporting scientific data also provides an industry leading vapour data set that will serve as part of a foundation for future development activities, including consumer safety, product quality and performance. The CoE's state-of-the-art biological experiment laboratory ("BioLab") has been operational since June 2022. It is expected that the work being undertaken, including development of genetic toolboxes for research of key cannabis traits, will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing own plant portfolio and long-term growing strategies.

With all of the state of the art facilities complete, both the PDC and the Organigram commercial business are seeing significant benefits both from a scientific development standpoint and in terms of revenue driving commercial capability. The in-house extraction laboratory capabilities have resulted in the commercialization of high potency THCV extract derived from exclusive whole plant THCV flower, followed by THCV isolate.

Via the R&D lab and the GPP (Good Production Practices, as prescribed by Part 5 of the Cannabis regulations) pilot scale production, Organigram has been able to test and learn about the inclusion of several minor cannabinoids, which has allowed it to expand into more complex minor cannabinoid stacks across several brand portfolios in the Company's high speed, high throughput Winnipeg Facility. The focus in all facilities has been rapid transfer from R&D to commercial process to allow Organigram to fine tune manufacturing operations in real time.

The PDC is in late stage development of a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions which are planned to be used alone, and in combination, across the Organigram portfolio of products.

The broad focus has been the development of improved cannabinoid delivery, rapid and predictable onset and products that target and satisfy a range of mood states. For improved ingestible innovations, Organigram is currently conducting
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pharmacokinetic studies after completing initial research and development, so that the Company can quantify and substantiate the benefit of these innovations in a clinical setting. Moving to clinical studies has been a key and significant milestone in the development journey, and will provide a broad and robust dataset validating our development so far allowing Organigram to complete a number of work streams.

Organigram is aiming to test and learn this technology via a small market launch in New Brunswick this fall and will be leading with an easy to understand and consumer relevant functional claim relating to onset that the Company believes will provide a significant consumer benefit. The manufacturing trials of this nano-emulsion-based gummy are already complete at the Winnipeg Facility as Organigram is now moving to large-scale trials to allow for appropriate stability and validation prior to test launch. The Company expects to launch nano-emulsion gummies in the first half of Fiscal 2024.

The Biolab is continuing the development of genetic toolboxes for research of key cannabis traits, which will accelerate R&D activities and has already been used to support several plant science discoveries that will eventually benefit Organigram’s existing plant portfolio and long term growing strategies. Immediate discovery has yielded early stage gender typing capability and the Company is moving towards identification of disease markers in the cannabis plant with the goal of helping accelerate rapid screening programs and continue optimizing the quality and viability of Organigram flower.

Plant Science, Breeding and Genomics Research and Development in Moncton
Organigram’s cultivation program, a key strategic advantage for the Company, has continued its expansion with the addition of a dedicated cultivation R&D space. The new space has accelerated rapid assessment and screening, delivering 20 to 30 unique cultivars every two months while freeing up rooms for commercial grow operations. The plant science team continues to move the garden towards unique, high terpene and high THC, in-house grown cultivars, while also leveraging the BioLab for ongoing plant science innovation focusing on quality, potency and disease-resistance marker discovery to enrich the future flower pipeline. This activity is supported further by the wide-ranging technical collaboration being undertaken as part of Organigram's strategic investment in Phylos in Q3 Fiscal 2023.

OUTLOOK
The Company's outlook remains positive on the cannabis market both in Canada and internationally. Canada-wide recreational retail sales are expected to total $7.18 billion in the 2027 calendar year.11

The cannabis industry in Canada is highly competitive and has been oversupplied versus the current market demand considering both regulated LPs and the still largely unfettered operations of the illicit market including many online delivery platforms. Consumer trends and preferences continue to evolve, including strong demand in the large format value segment, a desire for higher THC potency particularly in dried flower, as well as a penchant for newness, including new genetic strains and novel ready to consume products. Organigram continues to revitalize its product portfolio to address these changing consumer trends and preferences in order to grow sales and capture market share. The Company has also seen supply and demand dynamics brought into a more equilibrated state as many LPs have shuttered surplus cultivation capacity including as a direct result of M&A and liquidation activities.

Against the backdrop of strong industry growth, Organigram has identified a trend of inflated THC potency values being labeled on flower products. As Health Canada regulations limit consumers' ability to obtain fulsome information about various product attributes from LPs, they are most often making purchase decisions based on price and potency alone. Organigram's research indicates that 67%12 of consumers trust the potency listed on their cannabis label. It is Organigram's view that labelled potency should come from representative samples tested at regulated laboratories.

The increasingly widespread practice of THC inflation by certain Licensed Producers can be achieved in several different ways. The first is cherry picking by the LP, the practice of hand-picking certain flowers on a plant that are high in trichomes that will yield a higher potency result, or sample manipulation, the practice of adding kief back into a sample, boosting its THC value prior to testing.

The next is lab shopping, whereby some Licensed Producers will obtain their Certificate of Analysis (COA) indicating potency, from a lab that is widely known for providing higher than actual values due to non-standard testing practices. In the context of today’s regulations, this is happening because Health Canada has not yet prescribed specific and rigorous testing standards for cannabis as they have in the tobacco category as an example.

In the Company's view, this practice leveraged by some LPs and labs to gain market share and win testing contracts not only undermines the credibility of the nascent sector but also erodes consumer confidence in the integrity of the industry. As a responsible industry leader, Organigram has not engaged in, nor does it intend to engage in, the practice of seeking inflated THC levels for the purpose of garnering more sales.
11 BDSA Canada Market Forecast, September 2023
12 CIP flower study, 2023
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The Company's firm stance on this issue may have a temporary impact on its growth trajectory in flower, but it believes that encouraging all industry stakeholders to unequivocally support delivering high quality products with accurate THC potency is paramount to the continued success of the industry and the safety and well-being of our consumers. As such, Organigram is firmly committed to addressing the issue of THC inflation by working collaboratively with key stakeholders in the industry.

In November 2023, the Ontario Cannabis Store ("OCS") announced that it would begin secondary testing of what it deems to be high-THC flower products to verify the accuracy of potency claims on labels. Products whose potencies fall outside an acceptable range of variance will not be released for sale. This initiative by OCS, the largest provincial government purchaser of cannabis in Canada, signals the seriousness of inflated THC potency, and affirms the Company's stance on the issue.

When considering the significant sales and margin that flower product categories (dried flower, milled flower, pre-rolls, infused pre-rolls ("IPR") and international flower sales) contribute to Organigram's financial results, the Company believes this THC inflation was a key driver to the amount of the impairment loss. While the cost of legal and ethical compliance is increasing in this current market, the Company believes its refusal to engage in THC inflation is the right thing to do to protect its business and its reputation.

Despite the aforementioned headwinds, strong demand for the Company's products is evidenced by Organigram's national adult-use recreational cannabis retail market share ("market share") in Canada. In Q4 Fiscal 2023, the Company reached the #2 position in market share, with Organigram holding the #1 position in milled flower, the #1 position in hash and the #1 position in gummies nationally.2 With expected revenue growth from tube-style pre-rolls, infused pre-rolls, and craft flower from the expansion of the Lac-Supérieur Facility, management expects that the Company will generate higher revenue in Fiscal 2024 as compared to Fiscal 2023. In addition to the domestic sales growth, the Company expects higher international revenue as new international shipments to the German market via a new supply agreement with Sanity Group, and new shipments to the UK market through its supply agreement with 4C LABS were signed in Fiscal 2023.

Organigram considers innovation to be a primary growth lever. The Company's recent investment in Phylos in May, 2023 garners several strategic advantages that should help to propel product differentiation, production efficiency, and margin rate. The Phylos investment grants Organigram exclusive access to cultivars with high concentrations of the novel cannabinoid THCV. Similar to CBD, THCV is an antagonist to THC, counteracting certain of its effects. Most notably, THCV reportedly counteracts the appetite stimulation observed with THC, earning it the colloquial title of "Diet Weed" in the media. Alone, THCV is reported to have a calming, euphoric, and focusing effect. However, cultivating cannabis with sufficient THCV concentrations that are viable for extraction for derivative products is very difficult. Organigram anticipates it will be the only Licensed Producer able to produce a wide array of product formats containing THCV for a differentiated consumer experience in the near-mid term. Further to the competitive advantage associated with THCV, Organigram and Phylos' innovative relationship is expected to allow Organigram to transition a portion of its garden to seed-based cultivation over time. Compared to the clone-based production which most cultivators today undertake, seed-based production has a variety of advantages. It is cheaper, faster, utilizes less footprint, and produces more robust and consistent plants. While Organigram anticipates seed-based production will eventually deliver significant cost savings and higher-quality flower, the Company will continue to use clone-based production and experimentation in its cross-breeding and pheno-hunting efforts. Organigram is evaluating formulations of THC:THCV ratios in derivative products like vapes that could have a positive impact on margin.

Organigram's investment in Phylos is synergistic with its investment in Greentank made in March, 2023. Greentank's vapour heating technology is the first of its kind in the world. With exclusive access to this technology for 18-months from commercialization, Organigram expects to launch a true product innovation in the vape category. As Greentank vape cartridges are capable of delivering superior flavour that lasts throughout the entire life of the vape cartridge, while eliminating the clogging seen with legacy vapes in the market, Organigram expects to achieve significant growth in this category as consumers repeatedly report flavour decline and clogging as primary issues when using vapes. Further, Greentank vapes produce a characteristically different vape cloud which may result in increased perceived potency per puff. Organigram intends to combine THCV with Greentank enabled vape cartridges to deliver a truly unique vape experience for customers. The Company is expecting commercialization to begin in Q2 Fiscal 2024.
The Company intends to continue to leverage its Moncton Campus which it believes can provide a sustainable competitive advantage over its peers as a result of having over 131 three-tiered cultivation rooms each with the ability to deliver bespoke growing environmental conditions (lighting, humidity, fertigation, plant density) tailored individually to a wide variety of genetics (115 of these rooms are used for the flowering period). With an improved genetics portfolio, (including contributions from the dedicated cultivation R&D space at the newly-commissioned BioLab and the Company's access to high THCV cultivars through its recent investment in Phylos) and a higher average THC being grown than the previous year, the Company believes it is well positioned to take advantage of the dried flower and pre-roll categories which collectively represents approximately 70%13 of the Canadian legal market.
13 Source: Hifyre data extract from September 30, 2023
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Opportunities to scale up new genetics require a patient and deliberate process where cultivation protocols are trialed for each strain and adjusted through multiple growth cycles before full roll-out to multiple rooms in the facility. Organigram’s commitment to invest in new genetics continues, and the Company expects to launch new high THC and high terpene genetics in the near term.

In addition to traditional dried flower and pre-roll offerings, Organigram expects to be in a position to generate more revenue growth from the production of soft chews and other confectionary products with the specialized equipment at the Winnipeg Facility, with the inclusion of novel minor cannabinoids like THCV. The Company completed its first sales of Winnipeg Facility manufactured soft chews during Q4 Fiscal 2021, and launched several line extensions during Fiscal 2022. Organigram's shipped sales growth in the gummy category was over 100% in Fiscal 2023 compared to Fiscal 2022. Management expects continued growth in this product category in Fiscal 2024.

The Lac-Supérieur Facility was acquired in December 2021 and added hash and artisanal craft cannabis to the Company's product offerings. The application of the Company's direct sales force and national distribution has been successful at achieving national distribution for the hash products and is expected to generate additional revenues from these operations for the remainder of Fiscal 2023. In Q4 Fiscal 2023, expansion at Lac-Supérieur was completed. Organigram completed its first Lac-Supérieur harvest in December 2023.

The Company's adjusted gross margin14 decreased from 19% in Q3 Fiscal 2023 to 17% in Q4 Fiscal 2023. This decline was primarily due to a significant decrease in international sales which attract a higher ASP, combined with lower net flower revenue due to price compression and THC inflation, and the impact of lost sales attributed to Edison Jolts. The Company's adjusted gross margin increased from 23% in Fiscal 2022 to 25% in Fiscal 2023.

The Company expects to continue its trend of increasing margins and positive Adjusted EBITDA on a year-over-year basis. However, the margin rate is impacted by many factors including: the cost of production; flower yields; domestic versus international sales; and product mix by categories and brand. The margin rate is also impacted by the overall sales and production levels, as during periods of lower sales and/or production, the fixed operational costs will negatively impact the margin rate for all product categories.

Organigram has identified the following sales mix opportunities which it believes have the potential to improve adjusted gross margins over time:
•Increased sales from the Company's higher-margin ready-to-consume products, such as tube-style and infused pre-rolls, Greentank-enabled vapes, and the introduction of nano-emulsion gummies;
•The larger volume of higher margin sales expected from craft flower produced at the Company's Lac-Supérieur Facility; and
•Continued focus on increasing market share in Western Canada to optimize the Company's provincial mix.

Outside of Canada, the Company serves international markets (mainly Israel and Australia) from Canada via exports and seeks to augment sales channels internationally over time in other markets. In Fiscal 2023, the Company secured supply agreements with medical cannabis distributors in Germany and the UK, and expects shipments to commence in Fiscal 2024. The Company continues to monitor regulatory developments in other jurisdictions. In early Q1 Fiscal 2021, the Israeli Ministry of Health amended its quality standard for imported medical cannabis, Israeli Medical Cannabis Standard (IMC-GAP). In June 2021, the Company received its Good Agricultural Practice (GAP) certification from Control Union Certifications under the Control Union Medical Cannabis Standard (“CUMCS”) in order to permit it to continue its shipments to Israel under the amended Israeli quality standard. The Company has sought, and during May 2022, received an updated CUMCS-GAP certification which has been benchmarked against IMC-GAP, to demonstrate it continues to meet the evolving Israeli quality standards. On November 25, 2022, Organigram was notified by the CUMCS that future testing must be conducted at the cloning stage of production rather than at the harvest stage, which was previously acceptable. The Company worked to resolve the complexity resulting from this new testing requirement, seeking a temporary alternative from the CUMCS. On March 17, 2023, Organigram was notified that the proposed alternative would not be acceptable, resulting in a temporary delay in shipments to Israel in Q3 Fiscal 2023. The CUMCS-GAP certification is subject to ongoing audit and annual renewal requirements. In addition, the Australian government implemented regulatory changes under Therapeutic Goods Order 93 (“TGO 93”), which took effect on July 1, 2023. TGO 93 sets out new quality standards for cannabis imports, including GMP equivalency standards for cannabis products. As a result of TGO 93, Australian cannabis suppliers can no longer import finished goods that do not comply with GMP. As such, the Company may only continue to export bulk flower to Australia until such time as it meets one of the GMP equivalency standards. Organigram submitted its EU GMP certification application subsequent to Q4 Fiscal 2023 and expects to enter into an audit phase in Fiscal 2024.

14 Adjusted gross margin is a Non-IFRS Measure. See "Cautionary Statement Regarding Certain Non-IFRS Measures" and "Financial Results and Review of Operations" in this MD&A.
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On November 17, 2022, the Company entered into a multi-year agreement with Canndoc that contemplates shipping up to 20,000 kilograms of dried flower. To date 4,900 kilograms have been shipped under this agreement.

Future shipments to Australia and Israel are also contingent upon the timing and receipt of regulatory approval from Health Canada, including obtaining an export permit, as well as timing and receipt of regulatory approval from the purchaser's regulatory authority, including obtaining an import permit.

In Fiscal Q3 we experienced a slowdown in international exports due to these newly enforced testing requirements in Israel. We believed historical export volumes would resume in Q4 however, we experienced delays relating to cultivar selection and shipping challenges. Our lower Q4 international sales did impact our margins, but we anticipate stronger demand for our products on the international stage in Fiscal 2024 as shipments to Australia and Israel are expected to resume.

Recent political changes and cannabis election ballot initiatives for both medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) remain difficult to predict. In addition to its recent investment in U.S. domiciled Phylos, the Company continues to monitor and develop a potential U.S. entry strategy that could include THC, CBD and other minor cannabinoids. International expansion initiatives are expected to be supported in Fiscal 2024 and beyond by the Follow-on BAT Investment, which remains subject to certain approvals, including shareholder and regulatory approval. Approximately $83 million of the Follow-on BAT Investment is earmarked toward "Jupiter", a strategic investment pool targeting international growth opportunities, which positions the Company to expand into the U.S. and further international markets at the appropriate time and subject to applicable laws. The Company continues to monitor recreational legalization opportunities in European jurisdictions with a particular focus on German opportunities based on the size of the addressable market and recent regulatory changes.

In March 2021, the Company and BAT entered into the PDC Agreement. Under the PDC Agreement the Company is granted a worldwide, royalty-free, sub-licensable, perpetual license to exploit IP developed under the PDC Agreement in any field. This license, which is non-exclusive outside of Canada and sole in Canada will also enhance Organigram’s ability to enter markets outside of Canada, including through sublicensing arrangements with established operators.

Without limiting the generality of risk factors disclosed in the “Risk Factors” section of this MD&A and in the "Risk Factors" section of the Company's current AIF, the expectations concerning revenue, adjusted gross margin and SG&A (comprised of general and administrative and selling and marketing expense) are based on the following general assumptions: consistency of revenue experience with indications of performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward looking information except as required by applicable law. See "Cautionary Statement Regarding Forward-Looking Information".

MEDICAL MARKET
The cannabis data company, BDSA, estimated that the Canadian medical market value for the 2023 calendar year at $360M, a 9% year-over-year decline15. Also, the number of medical patients is projected to further decrease within the year, largely due to migration to the recreational channel. In Fiscal 2022, Organigram transitioned its patient base from direct fulfillment to the Medical Cannabis by Shoppers platform offered by Shoppers Drug Mart. On March 28, 2023, Shoppers Drug Mart announced that it would be transferring its medical cannabis business to Avicanna Inc ("Avicanna"). In July 2023, Organigram announced its products became available on Avicanna's MyMedi platform, providing Organigram products to medical patients across Canada.

STRATEGIC INVESTMENTS AND DEVELOPMENTS
The Company remains committed to the development and acquisition of cannabis or hemp related businesses and production assets in Canada and abroad (subject to compliance with applicable laws), intellectual properties, technologies or other assets that are synergistic to the Company’s Canadian and international strategies.

Hyasynth Strategic Investment
The Company entered into a strategic investment to purchase an aggregate of $10,000 convertible secured debentures of Hyasynth Biologicals Inc., a biotechnology company based in Montreal and pioneer in the field of cannabinoid science and biosynthesis, in three separate tranches. This provides the Company with a potential ownership interest of up to 49.9% on a fully diluted basis. The Company has appointed one nominee director and one observer to the board of Hyasynth, which currently has six members and one observer.

Hyasynth has patent-pending enzymes, yeast strains and processes that make it possible to produce cannabinoids for a fraction of the cost of traditional plant-based production. In addition to the major cannabinoids such as CBD and THC, Hyasynth is also pursuing the production and scale-up of minor cannabinoids found only in limited quantities in the cannabis plant. While the
15 BDSA Market Forecast, September 2023
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Company expects that there will always be a need for premium indoor-grown cannabis flowers, working with Hyasynth offers the potential to respond more quickly to market demand for pure and consistent cannabinoid-based ingredients.

Green Tank Strategic Investment
The Company entered into a product purchase agreement (the Purchase Agreement”) with Green Tank Technologies Corp. (“Greentank”) a leading vapourization technology company and a subscription agreement (the “Subscription Agreement”) with Greentank’s parent company, Weekend Holdings Corp (“Weekend Holdings”). The Purchase Agreement provides Organigram with an exclusivity period in Canada for the new technology incorporated into 510 vape cartridges (along with other formats) for use with cannabis, including the development of a custom all-in-one device that will be proprietary to Organigram.

Pursuant to the terms of the Subscription Agreement, Organigram has subscribed for preferred shares for an aggregate subscription price of US$4.0 million (~$5.5 million CAD) representing an approximate 2.6% interest in Weekend Holdings. Organigram’s investment combined with the Purchase Agreement is expected to transform Organigram’s current and future vapour hardware lineup across its portfolio of recreational brands.

Phylos Strategic Investment
The Company made its first US strategic investment in Phylos, a U.S. cannabis genetics company and provider of production ready seeds, based in Portland, Oregon, to initiate a wide-ranging technical and commercial relationship in Canada. This innovation relationship is expected to further support Organigram’s industry leading cultivation efforts in Canada with patent-pending foundational technologies and genetics. In the future, subject to receipt of any required approvals and permits, Organigram intends to export THCV products to select legal international markets. This arrangement creates a commercial path from seed to flower that is expected to significantly reduce operating costs and improve margins. Using genetically identical seeds with stabilized characteristics such as potency, terpene profile, aroma, minor cannabinoid concentrations, and more, precludes the need for cloning and propagation, decreasing genetic maintenance and increasing plant vigor and health.
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FINANCIAL RESULTS AND REVIEW OF OPERATIONS
CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS performance measures such as Adjusted EBITDA and adjusted gross margin in its MD&A and other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS, and therefore, amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement in the “Introduction” section at the beginning of this MD&A, and the following discussion.

FINANCIAL HIGHLIGHTS
Below is the period-over-period analysis of the changes that occurred between the thirteen months ended September 30, 2023 and the year ended August 31, 2022. Commentary is provided in the pages that follow.

	Fiscal 2023	Fiscal 2022	$ CHANGE	% CHANGE	Fiscal 2021
Financial Results
Gross revenue	$233,647	$209,109	$24,538	12%	$109,859
Net revenue	$161,639	$145,809	$15,830	11%	$79,163
Cost of sales	$136,437	$119,037	$17,400	15%	$103,567
Gross margin before fair value adjustments	$25,202	$26,772	$(1,570)	(6)%	$(24,404)
Gross margin % before fair value adjustments	16%	18%	(2)%	(11)%	(31)%
Realized loss on fair value on inventories sold and other inventory charges	$(56,187)	$(35,204)	$20,983	60%	$(35,721)
Unrealized gain on changes in fair value of biological assets	$68,981	$40,001	$28,980	72%	$31,726
Gross margin	$37,996	$31,569	$6,427	20%	$(28,399)
Operating expenses	$300,963	$74,720	$226,243	303%	$63,421
Loss from operations	$(262,967)	$(43,151)	$(219,816)	(509)%	$(91,820)
Other (income) expenses	$(10,554)	$(28,868)	$(18,314)	63%	$38,884
Net loss	$(248,601)	$(14,283)	$(234,318)	(1641)%	$(130,704)
Net loss per common share, basic	$(3.058)	$(0.185)	$(2.873)	(1,553)%	$(0.510)
Net loss per common share, diluted	$(3.058)	$(0.185)	$(2.873)	(1,553)%	$(0.510)

Net cash used in operating activities	$38,778	$36,211	$2,567	7%	$28,589

Adjusted Gross Margin(1)	$40,214	$33,390	$6,824	20%	$3,563
Adjusted Gross Margin %(1)	25%	23%	2%	9%	5%
Adjusted EBITDA(1)	$5,951	$3,484	$2,467	71%	$(27,643)

Financial Position
Working capital	$133,545	$166,338	$(32,793)	(20)%	$234,349
Inventory and biological assets	$80,953	$68,282	$12,671	19%	$48,818
Total assets	$298,455	$577,107	$(278,652)	(48)%	$554,017
Non-current financial liabilities(2)	$3,630	$2,361	$1,269	54%	$4,881
Note 1:    Non-IFRS measures that have been defined and reconciled within their respective subsections in this section of the MD&A.
Note 2: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

NET REVENUE
Net revenue for the Company is defined as gross revenue, net of customer fees, discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the adult-use recreational cannabis, medical cannabis, wholesale, and international cannabis marketplaces.

For the thirteen months ended September 30, 2023, the Company recorded an increase of 11% in net revenue to $161,639 from $145,809 for the year ended August 31, 2022. Net revenue increased on a period-over-period basis primarily due to an increase in recreational revenue of $15,830 and international revenue of $3,736, partially offset by a decrease in medical sales.

For the thirteen months ended September 30, 2023, the net ASP of recreational flower decreased to $1.65 per gram compared to $1.83 per gram for the year ended August 31, 2022, due to a shift towards value-oriented large format products and general price compression.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    21

Sales volumes of all flower in grams increased 12% to 63,774 kg for the thirteen months ended September 30, 2023 compared to 57,003 kg in the prior year, primarily due to the current period covering thirteen months as opposed to the twelve months in the comparative year.

REVENUE COMPOSITION
The Company’s revenue composition by product category was as follows for the thirteen months ended September 30, 2023 and the year ended August 31, 2022:

	Fiscal 2023	Fiscal 2022
International Flower and Oil	$18,874	$15,138
Medical, net of excise duty	3,507	7,309
Recreational Flower, net of excise duty	89,546	92,612
Recreational Vapes, net of excise duty	4,094	5,573
Recreational Hash, net of excise duty	11,885	6,297
Recreational Infused Pre-rolls, net of excise duty	2,871	117
Recreational Edibles, net of excise duty	23,556	12,269
Recreational Ingestible Extracts, net of excise duty	5,107	5,010
Wholesale and Other	2,199	1,484
Total Net Revenue	$161,639	$145,809

COST OF SALES AND GROSS MARGIN
The gross margin for the thirteen months ended September 30, 2023 was $37,996, compared to $31,569 for the year ended August 31, 2022. The changes and significant items impacting the thirteen months ended September 30, 2023 were primarily as a result of: (i) higher sales including increased international sales; (ii) lower cultivation and post-harvest costs; (iii) higher unrealized gains on changes in the fair value of biological assets; and (iv) net of the impact of lower net ASP from increased competition and the ongoing evolution of the customer and product mix.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. The net increase in fair value adjustments on a period-over-period basis is due to an increase in harvested and in-progress plants resulting in an increase in fair value on the growth of biological assets of $68,981 compared to $40,001 in the comparative period, which was offset by the realization of the fair value increment for inventory sold of $43,524 (August 31, 2022 – $31,133) and adjustments to the net realizable value of inventory of $12,663 (August 31, 2022 – $4,071). The net increase in fair value adjustments for the thirteen months ended September 30, 2023 compared to the prior year comparative period is primarily due to the decrease in cultivation costs and the increase to the overall number of plants from increased planting room usage in the current period.

Cost of sales primarily consists of the following:
•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis extracts, vapes, chocolates, and other wholesale formats such as extract) include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing building and equipment. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer;
•The production costs of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions for excess and unsaleable inventories and provisions related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead; and
•Unabsorbed fixed overhead charges, comprised of depreciation, insurance, and property taxes, resulting from the underutilization of cultivation and production capacity.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    22

Illustrative Overview of Composition and Flow of Biological Assets, Inventories, and Cost of Sales

Note 1:    The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered Non-IFRS Measures. Readers should refer to the notes to the Financial Statements for the official accounting policies.
Note 2:    The majority of stock options and depreciation expense related to the manufacturing and operations departments are capitalized as part of cultivation and inventory production costs; however, a certain amount of these expenses that relate to overhead departments and underutilization of the Moncton Campus are expensed directly to cost of sales.
Note 3:    Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold, a portion of inventory is charged to cost of sales (actual costs) with the remainder (fair value adjustments) to “Realized fair value on inventories sold and other inventory charges” on the consolidated statements of operations and comprehensive income (loss).
Note 4:    Excise taxes are excluded from this diagram and are reflected as a netting adjustment against gross revenue to arrive at net revenue for presentation purposes in the consolidated statements of operations and comprehensive income (loss).

ADJUSTED GROSS MARGIN

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less: (i) unrealized gain on changes in fair value of biological assets; (ii) realized fair value on inventories sold and other inventory charges; (iii) provisions (recoveries) of inventories and biological assets; (iv) provisions to net realizable value; and (v) unabsorbed overhead relating to underutilization of the production facility grow rooms and manufacturing equipment, most of which is related to non-cash depreciation expense. Management believes that this measure provides useful information to assess the profitability of our operations as it represents the normalized gross margin generated from operations and excludes the effects of non-cash fair value adjustments on inventories and biological assets, which are required by IFRS. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value adjustments.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    23

	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23	Q3-F23	Q4-F23	Fiscal 2023
Net revenue	$30,378	$31,836	$38,115	$45,480	$43,321	$39,493	$32,785	$46,040	$161,639
Cost of sales before adjustments	24,903	23,581	28,817	35,118	30,492	26,121	26,711	38,101	121,425
Adjusted Gross margin (1)	5,475	8,255	9,298	10,362	12,829	13,372	6,074	7,939	40,214
Adjusted Gross margin % (1)	18%	26%	24%	23%	30%	34%	19%	17%	25%
Less:
Provisions (recoveries) of inventories and biological assets	1,845	686	(83)	1,600	1,067	1,256	2,823	532	5,678
Provisions to net realizable value	467	25	6	—	62	2,265	2,755	4,252	9,334
Realized fair value on inventories sold from acquisitions	—	663	700	—	—	—	—	—	—
Unabsorbed overhead	709	—	—	—	—	—	—	—	—
Gross margin before fair value adjustments	$2,454	$6,881	$8,675	$8,762	$11,700	$9,851	$496	$3,155	$25,202
Gross margin % (before fair value adjustments)	8%	22%	23%	19%	27%	25%	2%	7%	16%
Add: Realized fair value on inventories sold and other inventory charges	$(12,313)	$(5,314)	$(7,386)	$(10,191)	$(12,528)	$(14,170)	$(13,588)	$(15,901)	$(56,187)
Unrealized gain on changes in fair value of biological assets	$10,469	$7,502	$6,353	$15,677	$24,714	$14,121	$8,395	$21,751	$68,981
Gross margin(1)	$610	$9,069	$7,642	$14,248	$23,886	$9,802	$(4,697)	$9,005	$37,996
Gross margin %(1)	2%	28%	20%	31%	55%	25%	(14)%	20%	24%

Note 1:    Gross margin reflects the IFRS measure per the Company’s Financial Statements.

The adjusted gross margin and gross margin before fair value adjustments have generally improved since Q1 Fiscal 2022, with the exception of Q3 Fiscal 2023 and Q4 Fiscal 2023. Lower net flower sales, lower international sales, and lost sales attributable to Edison Jolts had the largest margin impacts in Q3 Fiscal 2023 and Q4 Fiscal 2023.

OPERATING EXPENSES

	Fiscal 2023	Fiscal 2022	CHANGE	% CHANGE

General and administrative	$53,030	$42,908	$10,122	24%
Sales and marketing	19,348	16,860	2,488	15%
Research and development	13,201	5,962	7,239	121%
Share-based compensation	5,273	4,745	528	11%
Impairment of property, plant and equipment	165,255	4,245	161,010	3,793%
Impairment of intangible assets and goodwill	44,856	—	44,856	N/A
Total operating expenses	$300,963	$74,720	$226,243	303%

GENERAL AND ADMINISTRATIVE
For the thirteen months ended September 30, 2023, the Company incurred general and administrative expenses of $53,030 compared to $42,908 for the year ended August 31, 2022. The increase in expenses mainly relates to one additional month in the current period, higher employee costs due to more general and administrative full-time employees to support the Company's growth, higher depreciation and amortization, general wage increases, higher audit and legal fees and higher technology costs which includes $7,687 (August 31, 2022: $3,203) in ERP installation costs.

SALES AND MARKETING
For the thirteen months ended September 30, 2023, the Company incurred sales and marketing expenses of $19,348 or 12% of net revenues as compared to $16,860 or 12% of net revenues for the year ended August 31, 2022.

RESEARCH AND DEVELOPMENT
Research and development costs of $13,201 increased from the prior year cost of $5,962, as the Company ramped up activity under the PDC Agreement and other internal product innovation projects.

SHARE-BASED COMPENSATION
For the thirteen months ended September 30, 2023, the Company recognized $5,273, in share-based compensation expense in relation to selling, marketing, general and administrative, and research and development employees compared to $4,745 for the year ended August 31, 2022 due to a greater number of equity awards issued and outstanding during the current period as compared to the prior comparative period.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    24

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory and amounts amortized for the thirteen months ended September 30, 2023, were $5,727 compared to $5,127 for the comparable period, the changes being consistent with those noted above.

For the thirteen months ended September 30, 2023, 321,000 options were granted, valued at $1,075, compared to 1,369,250 options granted in the year ended August 31, 2022, valued at $6,029. Included in the thirteen months ended September 30, 2023 were 206,250 options granted to key management personnel compared to 821,750 options granted for the year ended August 31, 2022.

During the thirteen months ended September 30, 2023, 371,317 restricted share units (“RSUs”) were granted to employees (year ended August 31, 2022 – 361,174), of which 285,191 RSUs were issued to key management personnel, which includes members of the Board of Directors, compared to 95,093 issued for the year ended August 31, 2022.

During the thirteen months ended September 30, 2023, 211,544 performance share units (“PSUs”) were granted to employees (year ended August 31, 2022 – 47,071), of which 136,920 PSUs were issued to key management personnel compared to 39,742 issued for the year ended August 31, 2022.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for RSUs. The fair value of PSUs was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

IMPAIRMENT
During Fiscal 2023, as a consequence of the Company's market capitalization trading significantly below its shareholders' equity, combined with the Company's operational results and an increase in its post-tax discount rate, management determined that there were economic indicators of impairment warranting a calculation of the recoverable amount of the assets as at May 31, 2023 and September 30, 2023. These analyses were done on a consolidated basis and also by cash generating unit ("CGU"). The impairment tests considered several factors including forecasted operational cash flows (net of tax impact), on-going investments in working capital and sustaining capital expenditures, post-tax discount rates, terminal value growth rate and these analyses resulted in the recognition of an impairment loss of $210,111 against property, plant and equipment and intangible assets and goodwill. A meaningful contributing factor to the quantum of the impairment charge was related to the impact to flower sales and margins due to THC inflation (see Outlook section of the MD&A). When considering the significant sales and margin that flower product categories (dried flower, milled flower, pre-rolls, IPR and international flower sales) contribute to Organigram's financial results, this was a key driver to the amount of the impairment loss. The impairment loss was allocated to intangible assets and goodwill in the amount of $44,856 and $165,255 in relation to property, plant and equipment (refer to Note 8 and Note 9 of the Consolidated Financial Statements for further information).

During Fiscal 2022, the Company made the strategic decision to cease manufacturing chocolate at its Moncton Campus and as a result, the asset was revalued to the lower of its carrying amount and fair value less costs and the Company recognized an additional impairment loss of $3,978 in relation to this asset.

OTHER (INCOME) EXPENSES

	Fiscal 2023	Fiscal 2022	CHANGE	% CHANGE

Financing costs	$301	$429	$(128)	(30)%
Investment income	(3,993)	(1,487)	2,506	169%
Insurance recoveries	(213)	(181)	32	18%
Government subsidies	(194)	(154)	40	26%
Share of loss from investments in associates	1,004	1,364	(360)	(26)%
Impairment (recovery) of loan receivable	(66)	250	(316)	(126)%
Loss on disposal of property, plant and equipment	418	6,580	(6,162)	(94)%
Change in fair value of contingent consideration	(3,364)	(2,621)	743	(28)%
Change in fair value of derivative liabilities	(4,372)	(32,650)	(28,278)	87%
Legal provision (recovery)	(75)	(310)	(235)	76%
Total other (income)/expenses	$(10,554)	$(28,780)	$18,226	(63)%

INVESTMENT INCOME
Investment income of $3,993 was earned for the thirteen months ended September 30, 2023, compared to $1,487 for the year ended August 31, 2022. The change in investment income was primarily due to higher interest rates and one additional month in the current period as compared to the year ended August 31, 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    25

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION
The Company made three strategic and international investments as described previously in this MD&A, which are being accounted for as investments in associates in the Company’s financial statements. During the thirteen months ended September 30, 2023, the Company’s share of loss from these investments in associates was $1,004, compared to a loss of $1,364 in the year ended August 31, 2022.

In connection with the Company's acquisition of EIC as described in Note 27 of the Financial Statements, the Company has commitments to deliver additional consideration. During the thirteen months ended September 30, 2023, EIC met the second milestone and the Company issued 2,621,370 Common Shares as consideration to the former shareholders of EIC, for a total value of $6,500. The remaining $500 has been waived as part of a negotiated settlement and recorded as a change in fair value of contingent share consideration during the thirteen months ended September 30, 2023. At September 30, 2023, the outstanding balance is Nil (August 31, 2022 – $7,000).

In connection with the Company's acquisition of Laurentian as described in Note 27 of the Financial Statements, the Company has commitments to deliver additional consideration. At September 30, 2023, the Company revalued the contingent liability to an estimated fair value of $49, resulting in a gain in fair value recorded in the consolidated statement of operations and comprehensive loss of $2,864 for the thirteen months ended September 30, 2023. At September 30, 2023, all of the balance is included in other current liabilities.

DERIVATIVE WARRANT LIABILITIES
On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the “Units”) for total gross proceeds of $69,143 (the “Offering”). The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”), therefore resulting in 18,687,500 Warrants being issued. Each Warrant was exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share and the Warrants have since expired.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the consolidated statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities were expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at this date using the Black-Scholes option pricing model. Share issuance costs of $803 were recognized and allocated to derivative liabilities, such amount represents on a pro-rata allocation of total issuance costs attributable to the Units sold in the Offering based on the relative fair value of the underlying Common Shares and Warrants.

There were no exercises of Warrants during the thirteen months ended September 30, 2023 (year ended August 31, 2022 - Nil). As at September 30, 2023, the Company revalued the remaining derivative warrant liabilities at an estimated fair value of $Nil (August 31, 2022 – $4,138) using the Black-Scholes option pricing model. The Company recorded a decrease in the estimated fair value of the derivative warrant liabilities for the thirteen months ended September 30, 2023 of $4,138 (year ended August 31, 2022 - $30,881). The warrants expired on November 12, 2023.

DERIVATIVE TOP-UP RIGHTS LIABILITIES
On March 10, 2021, through the strategic investment from BAT, the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%, as described in Note 14 of the Financial Statements.

Pursuant to the investor rights agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to stock exchange requirements, at the lowest price permitted thereunder).

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    26

The Company has classified the Top-up Rights as a derivative liability and pursuant to the exercise of stock options, RSUs, PSUs and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

During the thirteen months ended September 30, 2023, no Top-up Rights were exercised (year ended August 31, 2022 - 664,929), for gross proceeds of $Nil (year ended August 31, 2022 - $6,348). The Top-up Rights are fair valued using the Monte Carlo Pricing model.

As at September 30, 2023, the Company revalued the Top-up Rights at an estimated fair value of $130 (August 31, 2022 – $735). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the thirteen months ended September 30, 2023 of $605 (year ended August 31, 2022 - $1,769).

OTHER
During the thirteen months ended September 30, 2023, the Company recorded a loss on disposal of property, plant and equipment of $418 (year ended August 31, 2022 - $6,580). During Fiscal 2022, the Company completed a number of upgrades to its growing rooms, including the installation of LED light fixtures, which are expected to further improve the operating conditions of the Moncton Campus resulting in higher quality flower and a reduction to production costs. As a result of this work, certain assets that had not yet been fully depreciated were replaced, resulting in a loss on disposal of property, plant and equipment during the year ended August 31, 2022.

During the thirteen months ended September 30, 2023, the Company recovered a loan that was receivable from 703454 N.B. Inc. (carrying business as 1812 Hemp) of $66 (year ended August 31, 2022 - loss of $250) and partially reversed an impairment charge that was recognized during the year ended August 31, 2022.

During the thirteen months ended September 30, 2023, the Company recorded a legal provision recovery relating to claims and other contingencies in the amount of $75 compared to $310 for the year ended August 31, 2022.

NET LOSS
Net loss for the thirteen months ended September 30, 2023 was $248,601 or $3.058 per Common Share (basic and diluted), compared to $14,283 or $0.185 per Common Share (basic and diluted) for the year ended August 31, 2022. The increase in net loss from the comparative period is primarily due to the higher impairment loss, as well as a lower gain on the change in fair value of derivative liabilities in the current year period.

SUMMARY OF QUARTERLY RESULTS

	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23	Q3-F23	Q4-F23
Financial Results
Adult-use recreational cannabis revenue (net of excise)	$25,020	$24,887	$34,521	$37,521	$35,859	$27,415	$29,202	$44,596
Medical revenue (net of excise)	$1,908	$1,920	$1,793	$1,688	$1,486	$769	$545	$707
International, wholesale and other revenue	$3,450	$5,029	$1,801	$6,271	$5,976	$11,309	$3,038	$737
Net revenue	$30,378	$31,836	$38,115	$45,480	$43,321	$39,493	$32,785	$46,040
Net income (loss)	$(1,305)	$(4,047)	$(2,787)	$(6,144)	$5,329	$(7,488)	$(213,451)	$(32,991)
Net income (loss) per common share, basic	$(0.004)	$(0.013)	$(0.009)	$(0.020)	$0.017	$(0.024)	$(0.677)	$(0.105)
Net income (loss) per common share, diluted	$(0.004)	$(0.013)	$(0.009)	$(0.020)	$0.017	$(0.024)	$(0.677)	$(0.105)
Operational Results
Dried flower yield per plant (grams)	129	122	132	141	168	156	144	163
Harvest (kg) - dried flower	11,603	10,037	13,141	16,101	22,296	20,624	18,604	28,071
Employee headcount (#)	738	841	865	887	921	939	923	935

In Q1 Fiscal 2023, continued growth in net revenues, lower cost of production (on a per unit basis) and lower asset impairment charges, resulted in net income as compared to net losses recognized during Fiscal 2022. In Q2 Fiscal 2023, the Company recorded a net loss primarily due to a lower gain on the change in fair value of derivative liabilities. In Q3-Q4 Fiscal 2023, the Company recorded a higher net loss than historical periods primarily due to impairment charges recognized and lower net flower revenue.

Adjusted EBITDA
This is a Non-IFRS Measure and the Company calculates Adjusted EBITDA is calculated as net income (loss) excluding: financing costs, net of investment income; income tax expense (recovery); depreciation, amortization, reversal of/or impairment, normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges, (gain) loss on disposal of property, plant and equipment (per the consolidated statement of cash flows); share-based compensation (per the consolidated statement of cash flows); share of loss from investments in associates and impairment loss (recovery) from loans
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    27

receivable; change in fair value of contingent consideration; change in fair value of derivative liabilities and other financial assets; expenditures incurred in connection with research and development activities (net of depreciation); unrealized gain on changes in fair value of biological assets; realized fair value on inventories sold and other inventory charges; provisions (recoveries) and net realizable value adjustments related to inventory and biological assets; Government subsidies and insurance recoveries; legal provisions (recoveries); incremental fair value component of inventories sold from acquisitions; ERP implementation costs; transaction costs; and share issuance costs. Management believes that Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and derives expectations of future financial performance for the Company, and excludes adjustments that are not reflective of current operating results. See "Cautionary Statement Regarding Certain Non-IFRS Measures". The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is net income (loss).

During Fiscal 2022, management changed the calculation of Adjusted EBITDA to include ERP implementation costs, transaction costs and the fair value component of inventories sold from acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    28

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q1-F22	Q2-F22	Q3-F22	Q4-F22	Q1-F23	Q2-F23	Q3-F23	Q4-F23	Fiscal 2023
Net (loss) income as reported	$(1,305)	$(4,047)	$(2,787)	$(6,144)	$5,329	$(7,488)	$(213,451)	$(32,991)	$(248,601)
Add/(deduct):
Financing costs, net of investment income	(243)	(217)	(234)	(364)	(815)	(1,051)	(903)	(923)	(3,692)
Income tax expense (recovery)	—	(97)	308	(299)	(232)	1	(1,302)	(2,279)	(3,812)
Depreciation, amortization, and (gain) loss on disposal of property, plant and equipment (per statement of cash flows)	6,378	11,024	6,515	7,570	7,183	6,867	6,975	5,581	26,606
Normalization of depreciation add-back due to changes in depreciable assets resulting from impairment charges	—	—	—	—	—	—	—	3,037	3,037
Impairment of intangible assets and goodwill	—	—	—	—	—	—	37,905	6,951	44,856
Impairment of property, plant and equipment	—	2,000	—	2,245	—	—	153,337	11,918	165,255
Share of loss (gain) from investments in associates and impairment loss (recovery) from loan receivable	394	499	193	528	406	296	287	(51)	938
Change in fair value of contingent consideration	(182)	666	(3,422)	317	18	(24)	(2,892)	(466)	(3,364)
Realized fair value on inventories sold and other inventory charges	12,313	5,314	7,386	10,191	12,528	14,170	13,588	15,901	56,187
Unrealized gain on changes in fair value of biological assets	(10,469)	(7,502)	(6,353)	(15,677)	(24,714)	(14,121)	(8,395)	(21,751)	(68,981)
Share-based compensation (per statement of cash flows)	680	877	761	2,809	1,852	1,342	1,325	1,208	5,727
Government subsidies and insurance recoveries	—	—	(335)	—	—	—	—	(407)	(407)
Legal provisions (recovery)	—	—	(310)	—	—	(75)	—	—	(75)
Share issuance costs and change in fair value of derivative liabilities and other financial assets	(12,698)	(10,633)	(5,904)	(3,415)	(1,030)	(2,433)	(1,322)	413	(4,372)
Incremental fair value component on inventories sold from acquisitions	—	663	700	—	—	—	—	—	—
ERP implementation costs	—	—	1,410	1,793	1,334	1,377	2,561	2,415	7,687
Transaction costs	—	1,148	1,424	(188)	318	27	538	580	1,463
Provisions (recoveries) and net realizable value adjustments related to inventory and biological assets	2,312	711	(77)	1,600	1,129	3,521	5,578	4,784	15,012
Adjusted EBITDA as Previously Reported	$(2,820)	$406	$(725)	$966	$3,306	$2,409	$(6,171)	$(6,080)	$(6,536)
Add/(Deduct): Research and development expenditures, net of depreciation	933	1,150	1,308	2,266	2,271	3,239	3,257	3,720	12,487
Adjusted EBITDA (Revised)	$(1,887)	$1,556	$583	$3,232	$5,577	$5,648	$(2,914)	(2,360)	5,951
Divided by: net revenue	30,378	31,836	38,115	45,480	43,321	39,493	32,785	46,040	161,639
Adjusted EBITDA Margin % (Revised) (Non-IFRS Measure)	(6)%	5%	2%	7%	13%	14%	(9)%	(5)%	4%

The Q2 Fiscal 2022 Adjusted EBITDA was a positive $1.6 million which was a $3.4 million increase from the Q1 Fiscal 2022 and was as a result of increased revenues and reductions to the cost of production. The Q3 Fiscal 2022 Adjusted EBITDA was $1.0 million less than the Q2 Fiscal 2022 as a result of the impact from a delayed international shipment. In Q4 Fiscal 2022, the Company achieved Adjusted EBITDA of $3.2 million due to completion of the international shipment scheduled for Q3 Fiscal 2022 and record-high recreational revenues during the quarter.

Due to the higher adjusted gross margin, resulting from lower cultivation and post-harvest costs, Adjusted EBITDA in Q1 Fiscal 2023 increased to $5.6 million, which was the highest that the Company had reported in the preceding eight quarters. The Company continued its track record of Adjusted EBITDA growth with $5.6 million reported in Q2 Fiscal 2023. During Q3 Fiscal 2023, due to lower international sales, continued price concession in adult-use recreational market, low flower yields that increased the cost of cultivation which lowered the margin on flower sales, and higher SG&A costs, the Company's Adjusted EBITDA decreased to a loss of $2.9 million. In Q4 Fiscal 2023, the Company continued to experience price compression in the adult-use recreational market and had lower international sales which together resulted in a decrease in Adjusted EBITDA to a loss of $2.4 million.

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BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company at the end Fiscal 2023 and Fiscal 2022:

	SEPTEMBER 30, 2023	AUGUST 31, 2022	% CHANGE
Cash & short-term investments	$33,864	$98,607	(66)%
Inventories	$63,598	$50,314	26%
Working capital	$133,545	$166,338	(20)%
Total assets	$298,455	$577,107	(48)%
Total current and long-term debt	$155	$235	(34)%
Non-current financial liabilities(1)	$3,630	$2,361	54%
Total shareholders' equity	$271,623	$508,058	(47)%
Note 1: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration, derivative liabilities and deferred income taxes.

On September 30, 2023, the Company had unrestricted cash and short-term investments balance of $33,864 compared to $98,607 at August 31, 2022. The decrease is primarily a result of cash used in operating activities of $38,778, capital expenditures of $29,142 and investments of $10,470 (including transaction costs) in Greentank and Phylos.

The Company completed its Phase 4C expansion in Q4 Fiscal 2022 and that has significantly increased the production capacity enabling the Company to better meet the increased consumer demand for its products. The Company began harvesting from the Phase 4C grow rooms and this has resulted in an increase in inventory on September 30, 2023. In addition, throughout Q4 Fiscal 2023, Organigram completed its expansion at its Lac-Supérieur Facility and completed its first harvest from the expansion in December 2023.

Management believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term. In the event that the Company is unable to finance any new acquisitions from cash on hand, or the $124.6 million follow-on investment from BAT, it could, if necessary and subject to prevailing market conditions, obtain liquidity through the capital markets as the Common Shares are listed for trading on both the NASDAQ and TSX and there is broad analyst coverage amongst sell-side brokerages. The Company filed a base shelf prospectus and form F-10 registration statement in September 2023.

The Company generated positive cash flows from operating activities during Q1 Fiscal 2023, which was achieved primarily due to positive Adjusted EBITDA and a reduction to receivables. In Q2 Fiscal 2023, due to an increase in net working capital assets, primarily from an increase to receivables and inventories combined with a reduction to payables, the Company used cash in operating activities. In Q3 and Q4, Fiscal 2023, Adjusted EBITDA decreased to a loss of $2.9 million and $2.4 million, respectively, and the Company used cash in operating activities. While the Company expects to return to positive Adjusted EBITDA, periods when the Company achieves significant increases to sales will result in increase in the working capital needs and may negatively impact cash flows from operating activities. In Fiscal 2023, the Company completed its budgeted $29 million cash capex programs at its three facilities. These spends related to the completion of the expansion at the Lac-Supérieur Facility and included automation and enhancements investments at the Winnipeg Facility and Moncton Campus. The completion of these capex spends will contribute to the Company's ability to achieve FCF.

The following highlights the Company’s cash flows during the four months and thirteen months ended September 30, 2023 and the three months and year ended August 31, 2022:

	Q4-F23	Q4-F22	Fiscal 2023	Fiscal 2022
Cash provided (used) by:
Operating activities	$(17,017)	$(19,695)	$(38,778)	$(36,211)
Financing activities	(244)	(161)	(817)	5,328
Investing activities	(1,590)	(38,965)	4,944	44,033
Cash provided (used)	$(18,851)	$(58,821)	$(34,651)	$13,150
Cash position
Beginning of period	52,715	127,336	68,515	55,365
End of period	$33,864	$68,515	$33,864	$68,515
Short-term investments	—	30,092	—	30,092
Cash and short-term investments	$33,864	$98,607	$33,864	$98,607
Cash used in operating activities for the four months and thirteen months ended September 30, 2023 was $17,017 and $38,778, respectively, compared to cash used in operating activities of $19,695 and $36,211 in the comparable periods, respectively. The increase to cash used in operating activities is primarily due higher ERP implementation expense in the current period.

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Cash used by financing activities for the four months and thirteen months ended September 30, 2023 was $244 and $817, respectively. In comparison, for the three months and the year ended August 31, 2022, cash (used) provided by financing activities was $(161) and $5,328, respectively, which was primarily driven by the $6,348 in net equity proceeds from the issuance of common shares to BAT as they exercised their Top-up Rights.

Cash (used) provided by investing activities for the four months and thirteen months ended September 30, 2023 was $(1,590) and $4,944, respectively, compared to cash (used) provided by investing activities of $(38,965) and $44,033 in the comparable periods, respectively. The decrease in cash (used) provided is primarily due to lower capital assets and short-term investments purchases and proceeds from short-term investments.

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during the four months and thirteen months ended September 30, 2023.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

For the four months and thirteen months ended September 30, 2023 and the three months and year ended August 31, 2022, the Company’s expenses included the following management and Board of Directors compensation:

	Q4-F23	Q4-F22	Fiscal 2023	Fiscal 2022
Salaries and consulting fees	$650	$1,067	$4,737	$3,891
Share-based compensation	724	1,365	3,525	3,713
Total key management compensation	$1,374	$2,432	$8,262	$7,604

During the four months and thirteen months ended September 30, 2023, 6,250 and 206,250 stock options (August 31, 2022 – 696,750 and 821,750) were granted to key management personnel with an aggregate fair value of $34 and $665, respectively (August 31, 2022 – $2,509 and $3,407). In addition, during the four months and thirteen months ended September 30, 2023, nil and 285,191 RSUs, (August 31, 2022 – nil and 95,093), were granted to key management personnel with an aggregate fair value of $nil and $1,325, respectively (August 31, 2022 – $nil and $1,022). For the four months and thirteen months ended September 30, 2023, nil and 136,920 PSUs, (August 31, 2022 – nil and 39,742) were issued to key management personnel with an aggregate fair value of $nil and $305, respectively (August 31, 2022 – $nil and $167).

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES AND JOINT OPERATIONS
The Company has transactions with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business.

For the four months and thirteen months ended September 30, 2023, under the PDC Agreement, BAT incurred $635 and $3,134 (August 31, 2022 - $592 and $2,404) for direct expenses and the Company incurred $3,764 and $10,638 (August 31, 2022 - $2,288 and $6,818) of direct expenses and capital expenditures of $462 and $1,768 (August 31, 2022 - $1,172 and $3,548) related to the CoE, respectively. The Company recorded $2,001 and $6,886 (August 31, 2022 - $854 and $2,837) of these expenditures in the consolidated statement of operations and comprehensive loss. For the four months and thirteen months ended September 30, 2023, the Company recorded $231 and $884 (August 31, 2022 - $586 and $1,774) of capital expenditures in the consolidated statement of financial position.

During the four months and thirteen months ended September 30, 2023, BAT exercised nil and nil Top-up Rights. At September 30, 2023, there is a receivable balance of $167 (August 31, 2022 - payable of $2,444) from BAT.

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety.

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The three levels of the fair value hierarchy are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of long-term debt approximates $155.
The fair value of the investment in Weekend Holdings is primarily based on Level 3 unobservable inputs and is determined using a market-based approach, based on revenue multiples for comparable companies.

In determining the impairment loss, the FVLCD of property, plant and equipment was determined based on a third-party appraisal using market and replacement cost approaches. Consideration is given to information from historical data and industry standards which constitute both observable and unobservable inputs (level 2 and level 3).

The fair value of the Secured Convertible Loan advanced to Phylos was determined using the Cox-Ross-Rubinstein binomial lattice option pricing model and has been classified as level 3 in the fair value hierarchy. The fair value of the Secured Convertible Loan was based on certain assumptions, including likelihood, and timing of the federal legalization or decriminalization of cannabis in the United States. Similarly, the fair value of the commitment to fund an additional US $4.75 million over two tranches was based on certain assumptions, including the probability of Phylos meeting certain required milestones. Please refer to the "November 2023" Phylos update in "Key Developments During the Quarter and Subsequent to September 30, 2023".

The fair value of the Laurentian contingent share consideration is primarily based on Level 3 unobservable inputs in a Monte Carlo pricing model. The determination of the fair value of this liability is primarily driven by the Company’s expectations of Laurentian achieving its business objectives. The key assumptions used in the model are the expected future sales volumes and selling prices used in determining Laurentian's future EBITDA and the weighted average cost of capital ("WACC").

At September 30, 2023, the fair value of the Laurentian contingent share consideration was revalued to $49. A sensitivity analysis for changes in key inputs such as WACC was not presented as it was deemed that the impact of reasonable changes in inputs would not be significant.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility in the price of Common Shares.

During the year, there were no transfers of amounts between Levels 1, 2 and 3.

Derivative Warrant Liabilities
At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Issue costs were $4,305, of which $803 were allocated to the derivative liabilities based on a pro-rata allocation and expensed in the consolidated statement of operations and comprehensive loss and the balance of $3,502 was allocated to the Common Shares and recorded in share capital.

There were no exercises of Warrants during the thirteen months ended September 30, 2023 (August 31, 2022 - nil warrants). During the thirteen months ended September 30, 2023, the Company revalued the remaining derivative liabilities and recorded a decrease in the estimated fair value of $4,138 (August 31, 2022 - a decrease $30,881).

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The Company’s derivative liabilities included the following balances and changes in the carrying value of Warrants as of September 30, 2023:

	NUMBER OF WARRANTS	AMOUNT
Balance - August 31, 2022	4,235,913	$4,138
Revaluation of Warrants	—	(4,138)
Balance - September 30, 2023	4,235,913	—

The Warrants outstanding as at September 30, 2023, as referenced above, have expired in November 2023. See "Other (Income) Expenses - Derivative Warrant Liabilities" in this MD&A for further information.

The following inputs were used to estimate the fair value of the Warrants at September 30, 2023 and August 31, 2022:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
Risk free interest rate	4.83%	3.64%
Life of Warrants (years)	0.12	1.20
Market price of Common Shares	1.76	1.42
Expected future volatility of Common Shares	91.00%	77.30%
Fair value per Warrant	—	0.24

A sensitivity analysis for change in expected future volatility in the common share price of the Company was not presented as it was deemed that the impact of reasonable changes in this input would not be significant.

Top-up Rights
On March 10, 2021, through the strategic investment from BAT, the Company issued 14,584,098 Common Shares, resulting in BAT's beneficial ownership in the Company of approximately 19.9%.

Pursuant to the IRA, the Company granted BAT certain Top-up Rights to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (i.e. Exempt Distributions) and in specified circumstances where pre-emptive rights were not exercised (i.e. bought deal Distributions).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to applicable securities laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability, and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at September 30, 2023, the Company revalued the Top-up Rights at an estimated fair value of $130 (August 31, 2022 – $735). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the thirteen months ended September 30, 2023 of $605 (August 31, 2022 - $1,769).

The following inputs were used to estimate the fair value of the Top-up Rights at September 30, 2023, and August 31, 2022:

	SEPTEMBER 30, 2023
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price(1)	$1.20 - $45.08	$2.50	$—	$—
Risk free interest rate	4.11% - 4.54%	3.59%	3.65%	3.78%
Expected future volatility of Common Shares	70.00% - 90.00%	90.00%	85.00%	85.00%
Expected life(1)	1.34 - 5.12	0.12	5.92	5.18
Forfeiture rate	10%	—%	25%	6%
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	August 31, 2022
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price(1)	$2.40 - $38.12	$10.00	—	—
Risk free interest rate	3.15% - 3.71%	3.75%	3.16%	3.13%
Expected future volatility of Common Shares	70.00% - 95.00%	70.00%	90.00%	85.00%
Expected life(1)	1.34 - 5.12	1.20	4.91	5.47
Forfeiture rate	10%	—%	25%	6%

(1)Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 15(iv) in the Financial Statements

(ii) Biological Assets
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as at September 30, 2023 are as follows:

	CAPITALIZED COST	BIOLOGICAL ASSET FAIR VALUE ADJUSTMENT	AMOUNT
Balance, August 31, 2022	$8,753	$9,215	$17,968
Unrealized gain on change in fair value of biological assets	—	68,981	68,981
Production costs capitalized	52,502	—	52,502
Transfer to inventory upon harvest	(54,310)	(67,786)	(122,096)
Carrying amount, September 30, 2023	$6,945	$10,410	$17,355

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the average selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 20 of the Financial Statements), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii.expected average yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v.stage of completion in the cultivation process – calculated by taking the average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of September 30, 2023, it is expected that the Company’s biological assets will yield 26,917 kg (August 31, 2022 – 27,405 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the expected yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

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Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	SEPTEMBER 30, 2023		AUGUST 31, 2022		SENSITIVITY	SEPTEMBER 30, 2023	AUGUST 31, 2022
Average selling price per gram	$1.52		$1.49		Increase or decrease by 10% per gram	$1,690	$1,766
Expected average yield per plant	173	grams	132	grams	Increase or decrease by 10 grams	$978	$1,339

The expected average yield per plant at September 30, 2023 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, options, warrants, Top-up Rights, RSUs and PSUs outstanding of the Company as at September 30, 2023 and December 15, 2023:

	SEPTEMBER 30, 2023	DECEMBER 15, 2023
Common shares issued and outstanding	81,161,630	81,161,630
Options	2,829,676	2,796,353
Warrants	4,235,913	—
Top-up rights	2,035,448	976,677
Restricted share units	881,149	881,149
Performance share units	260,713	260,713
Total fully diluted shares	91,404,529	86,076,522

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the Financial Statements:

1.Biological assets and inventories
Determination of the fair value of biological assets requires management to make a number of estimates, including estimating the average selling price per gram and expected average yield per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Notes 6 and 7 to the Financial Statements for further information.

2.Useful lives and impairment of property, plant and equipment and finite-life intangible assets
Amortization of property, plant and equipment and finite life intangibles assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions.

3.Share-based payments
In determining the fair value of options and related costs, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 15 to the Financial Statements for further information.

4.Provision for returns and price adjustments
Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THIRTEEN MONTHS ENDED SEPTEMBER 30, 2023 AND YEAR ENDED AUGUST 31, 2022    35

returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.

5. Impairment of non-financial assets
For the purpose of impairment testing, the Company monitors and tests goodwill at the group of cash-generating unit ("CGU") level to which the goodwill has been allocated. The recoverable amount of an individual CGU and group of CGUs is determined based on value in use which involves the use of a discounted cash flow model and significant assumptions which include forecasted cash flows, terminal growth rate and post-tax discount rates. In allocating any impairment loss, the Company determines the recoverable amounts of its property, plant and equipment. The recoverable amount of property and plant is determined based on fair value less costs of disposal and involves the use of capitalization rates, market rentals, market transactions and demolition costs. The recoverable amount of equipment is determined based on fair value less costs of disposal and involves the use of replacement cost assumptions. The Company determined there were indicators of impairment on individual CGUs and the group of CGUs at May 31, 2023, and in addition to performing the annual impairment test, as at September 30, 2023. The Company identified indicators of impairment at each date, which resulted in impairment loss being recognized at each of these period ends.
6. Derivative liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The potential Common Share issuances in regards to top-up rights are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, on each exercise, and subsequently at year end. The key assumption used in the model is the expected future volatility of the price of the Company's Common Shares.

The impact of changes in these key assumptions is described in Note 14 of the Financial Statements.

7. Business combinations
Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date and contingent share consideration requires the use of judgment and estimates. With respect to the acquisitions, the significant assumptions related to estimating the fair value of the acquired licenses, brands and non-compete agreement, include: the royalty rate, forecasted revenues, forecasted cash flows, gross margin, and estimating time to market with or without key management. Management also exercises judgment in estimating the probability and timing of when earnout milestones are expected to be achieved, which is used for estimating fair values. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

8.    Recognition and measurement of Secured Convertible Loan
In determining the initial and subsequent recognition and measurement of the Secured Convertible Loan (as defined herein), management has applied significant judgment and estimations in regards to identifying and accounting for a derivative. The Company uses the Cox-Ross-Rubinstein binomial lattice option pricing model to estimate the fair value of Secured Convertible Loan. The key assumptions used in the model are the likelihood and timing of the federal legalization or decriminalization of cannabis in the United States, completion of certain milestones by the borrower and the expected conversion price. Refer to Note 10 and 20 to the Financial Statements for further information.

Accounting standards issued but not yet effective
The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company's consolidated financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations when they become effective.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
The amendments to IFRS 10 and IAS 28 apply to situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, under IFRS 10, when an investor loses control of a subsidiary that does not contain a business as a result of a transaction involving an associate or a joint venture that is accounted for using the equity method, the gain or loss resulting from the transaction is recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. The full gain or loss continues to be recognized if the subsidiary contains a business.
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Similarly, IAS 28 is amended such that a full gain or loss is recognized when a downstream transaction involves assets that constitute a business.

These amendments shall be applied prospectively to the sale or contribution of assets occurring after the effective date. The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments is permitted. These amendments are not expected to have a material impact on the Company's consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants
The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. These amendments also clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements.

Amendments to IAS 8: Definition of Accounting Estimates
These amendments introduce the definition of an accounting estimate and include other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty." The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted. These amendments are not expected to have a material impact on the Company's consolidated financial statements.

Amendments to IAS 1: Disclosure of Accounting Policies
These amendments are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments require entities to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Earlier application is permitted. These amendments are not expected to have a material impact on the Company's consolidated financial statements.

Amendments IAS 12: Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments narrow the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements.

PRODUCT DEVELOPMENT COLLABORATION
On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into the "PDC Agreement" pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s indoor Moncton Campus, which holds the Health Canada licenses required to conduct research and product development activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE, which is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of BAT's original investment in Organigram was reserved as restricted funds in order to satisfy certain of the Company’s future obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT. Balances are transferred from restricted funds to the Company's general operating account as CoE related expenditures are periodically reconciled and approved. The balance in restricted funds as at September 30, 2023 is $17,893 (August 31, 2022 - $26,820).

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the statement of operations and comprehensive loss. For the thirteen months ended
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September 30, 2023, $6,886 (August 31, 2022 - $2,837) of expenses have been recorded in the statement of operations and comprehensive loss.

ACQUISITION OF SUBSIDIARIES
i.Laurentian Organic Inc.
On December 21, 2021, the Company acquired 100% of the shares and voting interests of the non-listed Laurentian for $36,000, consisting of $10,000 in cash consideration, $7,000 on closing and $3,000 held back, with the remaining $26,000 in share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration based on Laurentian's future Adjusted EBITDA over a period of two years.

Taking control of Laurentian has enabled the Company to penetrate a new product category and has provided the Company with access to Laurentian's expertise in the hash manufacturing space. The acquisition also provided the Company with an increased share of the craft flower and hash market.

Equity Instruments Issued
The fair value of the 2,724,111 Common Shares issued was $27,568, based on the TSX listed share price of $10.12 per share of the Company on closing of December 21, 2021. The number of Common Shares issued was calculated by dividing the total share consideration of $26,000, per the share purchase agreement, by the 5-day volume-weighted average TSX listed share price of the Company preceding the closing date of $9.56

Contingent Share Consideration
The acquisition included contingent share consideration as follows (all capitalized terms used below not otherwise defined herein have the respective meanings ascribed to them in the Company’s agreement to acquire Laurentian):

a) First Year Earnout calculated for the period January 1, 2022 to December 31, 2022, as the greater of (i) zero and (ii) the difference obtained when the sum of $2,000 and 50% of the agreed capital expenditures is subtracted from 30% of the First Year adjusted EBITDA Multiple, payable in Common Shares, provided that, the sum of the Initial Consideration and the First Year Earnout Amount shall not exceed the First Year adjusted EBITDA Multiple; and
b) Second Year Earnout calculated for the period January 1, 2023 to December 31, 2023, as 19% of the Second Year adjusted EBITDA Multiple less the remaining balance of the agreed capital expenditures less, payable in Common Shares, provided that, the sum of the Initial Consideration, the First Year Earnout Amount and the Second Year Earnout Amount shall not exceed the Second Year EBITDA Multiple.

Earnout payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $6,996. As at September 30, 2023, the contingent share consideration has been adjusted to $49, to reflect changes in estimates.

Refer to Note 27 to the Financial Statements for further information.

ii.The Edibles and Infusions Corporation
On April 6, 2021, the Company acquired 100% of the shares and voting interests of EIC, including intermediate holding companies SUHM Investments Inc. and Quality Confections Corporation who collectively owned 100% of EIC, for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 if EIC achieves various milestones. On August 26, 2021, SUHM Investments Inc, Quality Confections Corporation and EIC amalgamated with the continuing entity being EIC. The fair value of the Common Shares issued was based on the TSX listed share price of the Company on closing of April 5, 2021 of $17.44 per share. The Company incurred acquisition-related costs of $620 on legal fees and due diligence costs. Of these costs $555 had been included in the consolidated statement of operations and comprehensive loss for the year ended August 31, 2021 and $65 were capitalized to share issuance costs.

Contingent share consideration
The acquisition included contingent share consideration based on various milestones as follows:

a) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market. This was achieved prior to August 31, 2021 and settled subsequently on September 8, 2021;
b) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022; and
c) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022.

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Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249. During the year ended August 31, 2021, the contingent consideration was adjusted to $9,038 to reflect changes in estimates.

During the year ended August 31, 2022, the first milestone was met and the Company issued 259,798 Common Shares as consideration to the former shareholders of EIC. As at August 31, 2022, the remaining contingent consideration was adjusted to $7,000.

During the thirteen months ended September 30, 2023, EIC met the second milestone and the Company issued 2,621,370 Common Shares as consideration to the former shareholders of EIC, for a total value of $6,500. The remaining $500 has been irrevocably disclaimed and waived as part of a negotiated settlement and the Company recorded it as a change in fair value of contingent share consideration during the thirteen months ended September 30, 2023. The third milestone, calculated based on the adjusted EBITDA for the 12 months ended December 31, 2022, was not met.
Refer to Note 27 to the Financial Statements for further information.

iii.Goodwill Impairment Test
During Q4 Fiscal 2023, the Company performed its annual goodwill impairment test and concluded that the recoverable amount of its group of CGUs was lower than the carrying value as at September 30, 2023, hence, impairment loss of $6,951 was recognized. See Note 9 of the Consolidated Financial Statements for further information.

CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

Nova Scotia Claim
On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “NS Claim”) was filed with the Supreme Court of Nova Scotia (the “NS Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. Between 2017 and 2021, various proceedings took place and the NS Claim was amended several times.

On April 26, 2022, the Company entered into a Settlement Agreement (the "Settlement") with the representative plaintiff on behalf of the class for an aggregate of $2,310 (the "Settlement Amount"). The Settlement Amount was used to provide claimants a refund of the amounts paid to purchase the voluntarily recalled product, less any refunds they have already received, as well as the payment of legal fees. The Company reported the NS Claim to its insurance provider which appointed counsel to defend the NS Claim. The Company received insurance proceeds of $532 during the year ended August 31, 2022 to cover all remaining costs associated with the NS Claim. On August 31, 2022, the Settlement was approved by the NS Court. Settlement funds of $2,310 were deposited by Organigram with the administrator in October 2022 in accordance with the Settlement Agreement. The administrator disbursed funds to the claimants during the period from October 2022 to October 2023. On October 31, 2023, the Company received notice from the administrator that the disbursement process had been completed, with any unclaimed funds being donated to charity as per the Settlement Agreement.

Alberta Claim
On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit (the "Alberta Claim") was filed with the Court of Queen’s Bench in Alberta (the “AB Court”) seeking damages against several Canadian cannabis companies including the Company (the "Defendants").  The Alberta Claim does not particularize all of the claims against the companies; however, it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the AB Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision for the Alberta Claim has been recognized as at September 30, 2023 (August 31, 2022 - nil).
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Aa at September 30, 2023, a provision of $90 (August 31, 2022 - $2,560) in regards to claims and other contingencies was included in the consolidated statement of financial position. For the thirteen months ended September 30, 2023, payments of $2,395 (August 31, 2022 - $412) were made and a reversal of the provision of $75 (August 31, 2022 - $222) was recognized. For the thirteen months ended September 30, 2023, the Company also received insurance proceeds of Nil (August 31, 2022 - $532) related to the litigation resulting in a net recovery of $75 (August 31, 2022 - $310) in the consolidated statements of operations and comprehensive loss.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

The Company engaged KPMG LLP to perform an “integrated audit” which encompassed an opinion on the fairness of presentation of the Company’s annual consolidated financial statements for the thirteen months ended September 30, 2023, as well as an opinion on the effectiveness of the Company’s ICFR. KPMG LLP, the Company’s independent registered public accounting firm, has audited the Company's consolidated financial statements and has issued an adverse report on the effectiveness of ICFR. KPMG LLP‘s audit report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the thirteen months ended September 30, 2023.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was completed as of September 30, 2023 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as of such date.

INTERNAL CONTROL OVER FINANCIAL REPORTING
NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as of the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

MATERIAL CHANGES TO INTERNAL CONTROL OVER FINANCIAL REPORTING
There has been a change to the Company’s ICFR during the four months ended September 30, 2023 that has materially affected, or is likely to materially affect, the Company’s ICFR. During the four months ended September 30, 2023, the Company substantially progressed its Enterprise Resource Planning (ERP) system implementation with the preparation for launch of the first phase of the ERP beyond the Moncton facility including the implementation of finance and supply chain modules at the Winnipeg and Lac-Supérieur facilities with a launch date of October 1, 2023. Subsequent to the end of Q4 Fiscal 2023, the Company announced the departure of Derrick West, Chief Financial Officer and the appointment of Paolo De Luca as Interim Chief Financial Officer.

Risk Assessment
Throughout the year the Company worked to and was successful in remediating its material weakness related to risk assessment. The Company undertook the following actions:

•We enhanced our understanding of assessed risks;
•We formalized and improved risk assessment and monitoring activities with continued regular reporting to those charged with governance at an appropriate frequency including formalizing and streamlining risk assessment programs such as enterprise and fraud risk management programs.

During Q4 Fiscal 2023, the Company completed its evaluation of the impact of these actions and concluded that this material weakness related to risk assessment was successfully remediated.

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Control Environment
With respect to the material weakness related to the control environment during the first nine months of Fiscal 2023, the Company took the following actions:

•Bolstered the financial reporting and accounting department’s internal controls and accounting knowledge by hiring new full-time employees including those in more senior roles;
•Implemented retention efforts to complement our hiring;
•Implemented additional ongoing oversight, training and communication programs for management and personnel to reinforce the Company’s control standards and expectations and clarified individual responsibility for control activities at various levels within the Company. Roles and responsibilities are continually assessed with a view to meeting the needs of the Company’s internal control environment;
•Prepared a delegation of authority matrix to enforce desired limits of authority for key transactions, events and commitments, and have revised the matrix to reflect recent organizational changes and have formally communicated these limits of authority to certain relevant personnel throughout the Company.

The Company believes these actions will likely remediate the material weakness related to the control environment; however, the Company continues to monitor the effectiveness of these actions and whether more actions are necessary. Turnover in the accounting and financial reporting function during the year meant that there was insufficient time for the Company to conclude on the effectiveness of its actions.

Information Process
With respect to the material weakness related to the information process during the first nine months of Fiscal 2023 we:

•Began to implement an ERP project which is expected to streamline financial data management processes, improved functionality and reduce reliance on manual spreadsheets. The ERP has multiple phases at various stages of development including scoping, design, development and testing. The first phase of the ERP was implemented on March 1, 2023 following the deployment of substantial human and financial resources to this project. This change during the four months ended September 30, 2023 is described above;
•We have hired a Chief Information Officer (CIO) and a Director of IT to oversee and enhance the IT department, support the remediation of deficiencies in general IT controls and facilitate the development and implementation of the new ERP system. Under the direction of the CIO and the Director of IT, the Company continued to make progress during the period in remediating certain IT general controls.

Control Activities
With respect to the material weakness related to control activities, we have hired more senior internal audit specialists and continue to retain external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans.

MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as defined by NI 52-109 and Rule 13a-15(f) of the Exchange Act as of September 30, 2023, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that the Company's ICFR was not effective as of September 30, 2023, due to material weaknesses in internal control over ICFR that have been previously identified but continue to exist.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses:

•An ineffective control environment due to the lack of fully trained personnel in financial reporting, accounting and IT with assigned responsibility and accountability related to ICFR.
•An ineffective information process resulting from ineffective general IT controls, ineffective controls related to complex spreadsheets, and ineffective controls over information from service organizations, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.
•As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls which had a pervasive impact on the Company's ICFR.

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STATUS OF REMEDIATION PLAN
The Company was successful in remediating the material weakness related to risk assessment and made progress in remediating other control deficiencies as discussed above under “Material Changes to Internal Control Over Financial Reporting” as at the end of Fiscal 2023. Management, with the assistance of external and internal specialists, has continued reviewing and revising its ICFR. Management remains committed to implementing changes to its ICFR to ensure that the control deficiencies that contributed to the remaining material weaknesses are remediated.

The following remedial activities remain in progress as at the date of this MD&A and are expected to continue at least throughout the first half of Fiscal 2024. The controls associated with these remedial activities have not yet been subject to control testing to conclude on the design or operational effectiveness.

•As of September 30, 2023, the Company continues to work on the design and implementation of robust internal controls over the ERP system, however this represents a change in the control environment demonstrating the Company's commitment to remediation.
•We have been evaluating options to implement a new HRIS system in Fiscal 2024. Any such system is intended to further streamline internal processes, support employee retention efforts and facilitate remediation activities.
•We have hired more senior internal audit specialists and continue to retain external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans. These specialists will enhance our continuing efforts in Fiscal 2024 to evaluate significant financial reporting processes to identify any new processes that need to be documented, continue to design controls to assess risks related to financial reporting, and re-evaluate the design and operating effectiveness of key controls within those processes.
•Under the direction of the CIO and the Director of IT, the Company will continue to remediate certain IT general controls.
•We will continue to use senior internal audit specialists and external audit specialists to assist management in evaluating internal controls and provide advisory services in designing the remediation plans.
•We will continue to work on implementing controls that are intended to evaluate information from organizations providing services to the Company.
•We will continue to streamline our complex spreadsheet models to reduce the risk of errors in mathematical formulas and to improve the ability to verify the logic of complex spreadsheets.

Following the substantial improvement and remediation of the material weakness described above, senior management has discussed the remaining material weaknesses with the Audit Committee which will continue to review progress on these remediation activities. While we believe these actions including the ERP system will contribute to the remediation of material weaknesses, we have not yet completed all of the corrective processes, procedures and related evaluation or remediation that we believe are necessary. As we continue to evaluate and work to remediate the remaining material weaknesses, we may need to take additional measures to address the deficiencies. Until the remediation steps set forth above, including the efforts to implement any additional control activities identified in the process, are fully implemented and operate for a sufficient period of time that they can be concluded to be operating effectively, the remaining material weaknesses described above will not be considered fully remediated. While significant progress has been made toward remediation of the remaining material weaknesses, no assurance can be provided at this time that the actions and remediation efforts will effectively remediate the remaining material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. We do not know the specific timeframe needed to fully remediate the remaining material weaknesses identified above. See “Risk Factors” in this MD&A and the AIF.

Management, including the CEO and CFO, does not expect that DCP or ICFR will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.
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RISK FACTORS
The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the Company’s AIF, which is (a) available under the Company’s issuer profile on SEDAR+ at www.sedarplus.com, and (b) incorporated into and forms part of the Company's annual report on Form-40F filed on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and ensuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk
Credit risk arises from deposits with banks, short-term investments, outstanding trade and other receivables, restricted funds and other financial assets. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, outside of the normal course of business, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, restricted funds, other financial assets and accounts receivable and other receivables on the statement of financial position at September 30, 2023 approximates $90,351 (August 31, 2022 - $171,799).

As of September 30, 2023 and August 31, 2022, the Company’s aging of trade receivables was as follows:

	SEPTEMBER 30, 2023	AUGUST 31, 2022
0-60 days	$22,946	$42,961
61-120 days	5,845	2,022
Gross trade receivables	$28,791	$44,983
Less: Expected credit losses and reserve for product returns and price adjustments	(1,334)	(1,121)
	$27,457	$43,862

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at September 30, 2023, the Company had $33,864 (August 31, 2022 – $68,515) of cash and working capital of $133,545 (August 31, 2022 - $166,338). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at September 30, 2023:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$20,007	$20,007	$20,007	$—	$—	$—
Long-term debt	155	161	76	85	—	—
	$20,162	$20,168	$20,083	$85	$—	$—

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s facilities, the Company is contractually committed to approximately $850 of capital expenditures, mostly related to its Moncton Campus and Laurentian Facility.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s debt obligations with floating interest rate. The Company has determined that a 1% change in rates would not have a material impact on the consolidated financial statements.

(iv) Concentration risk
The Company’s accounts receivable are primarily due from provincial government agencies (three of which, individually, represented more than 10% of the Company’s revenues during the thirteen months ended September 30, 2023), corporations
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(none of which represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

(v) Risks related to the listing of Company's Common Shares on TSX and NASDAQ
On January 23, 2023, the Company received notification from NASDAQ that it is not in compliance with the minimum bid price requirement in NASDAQ Listing Rule 5450(a)(1) for continued listing on NASDAQ (the "Minimum Bid Requirement"), since the closing bid price for the Company's common shares listed on NASDAQ was below US$1.00 for 30 consecutive trading days. Under NASDAQ Listing Rule 810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until July 24, 2023, to regain compliance with the Minimum Bid Requirement, during which time the Common Shares will continue to trade on NASDAQ. To regain compliance, the closing bid price of the Common Shares must remain at or above US$1.00 per share for a minimum of 10 consecutive business day. In the event the Company does not regain compliance with the Minimum Bid Requirement by July 24, 2023, the Company may be eligible for an additional period of 180 calendar days to regain compliance or may be subject to delisting of the Common Shares from NASDAQ.

The Company has effected the Share Consolidation regaining compliance with the Minimum bid Requirement, with legal effect from July 5, 2023. However, there can be no assurance that the Company will remain compliant with the Minimum Bid Requirement or otherwise maintain compliance with any of the other NASDAQ listing requirements. Any delisting of the Common Shares from NASDAQ could adversely affect the Company's ability to attract new investors, reduce the liquidity of the outstanding Common Shares, reduce the Company's ability to raise additional capital, reduce the price at which the Common Shares trades on the TSX, result in, negative publicity and increase the transaction costs inherent in trading such shares with overall negative effects for the Company's stockholders. In addition, delisting of the Common Shares could deter U.S. broker-dealers from making a market in or otherwise seeking or generating interest in the Common Shares and might deter certain institutions or persons from investing in the Company's securities at all. For these reasons and others, delisting of the Common Shares from NASDAQ could adversely affect the Company's business, financial condition and liquidity.

(vi) Risks related to the production and sale of the Edison Jolts lozenges
On March 13, 2023, the Company announced that it had received notification from Health Canada that Health Canada determined that the Edison Jolts were improperly classified as an "extract" rather than an "edible" under the Cannabis Regulations. The Company launched the Edison Jolts in August 2021 following significant research, development and regulatory work. On August 10, 2023, the Company announced that the Court had granted the Company's application for Judicial Review of the decision of Health Canada. The matter has been remitted back to Health Canada for redetermination taking the court's reasons into consideration. There can be no assurance as to outcome and timing of Health Canada's final redetermination of the matter, or that the Company will be able to continue production and commercialization of this product in the future.

(vii) Risks related to third party data
The Company relies on independent third party data for market share position and there is no assurance third party data provides an accurate representation of actual sales as some third parties use different methodologies or calculations to estimate market share position, and because market and industry data is inherently imprecise, subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey or data collection process. The Company also relies on its own market research and internal data to determine the accuracy of such third-party data.

(vii) Risks related to international sales
The Company currently sells its products in a number of jurisdictions and the sale of the products are subject to a variety of laws that vary by jurisdiction, many of which are unsettled and still developing. There is no assurance that the Company will continue to meet the legal and regulatory requirements applicable to each jurisdiction. Any change in laws or regulations may adversely impact the Company’s ability to sell its products in certain jurisdiction.

(ix) Israel-Hamas war and conditions in Israel
On October 7, 2023, a war began between the terrorist organization Hamas and Israel. The Company continues to monitor the conflict in Israel and impacts the conflict has had and potential impacts the conflict could have on the Company’s business in Israel, including in respect of its sales to Canndoc and collection of its accounts receivable. The extent to which the conflict may continue to impact the Company’s business and activities will depend on future developments which remain highly uncertain and cannot be predicted.

The Company’s commercial insurance may not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, there can be no assurance that this government coverage will be maintained or that it will sufficiently cover potential damages incurred by the Company. Any losses or damages incurred by the Company could have a material adverse effect on its business.

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Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on the Company’s business and results of operations.

(x) Risks relating to IT systems and implementing the new ERP system
The Company’s business operations are managed through a variety of IT systems. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. The Company’s IT systems may also be vulnerable to damage or interruption from circumstances beyond the Company’s control, including fire, flood, natural disasters, systems failures, network or communications failures, power outages, public health emergencies, security breaches, cyber-attacks and terrorism. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company is continually modifying and enhancing its IT systems and technologies to increase productivity, efficiency and security. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company is currently in the midst of implementing a new ERP system, which will replace its existing financial and operating systems. The design and implementation of the ERP system requires an investment of significant personnel and financial resources, including substantial expenditures for outside consultants, system hardware and software in addition to other expenses in connection with the transformation of the Company’s organizational structure and financial and operating processes. The Company may not be able to implement the ERP system successfully without experiencing delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, and the diversion of management’s attention from day-to-day business operations. If it is unable to implement the new ERP system as planned, the effectiveness of the internal control over financial reporting could be adversely affected, the ability to assess those controls adequately and to disseminate its financial documents could be delayed, the Company’s operations can be affected and the Company’s financial condition, results of operations and cash flows could be negatively impacted.

(xi) COVID-19 and other infectious disease
In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) and resulted in governments worldwide enacting emergency measures to combat its spread. These measures, which included the implementation of travel restrictions, quarantine periods and physical distancing requirements, affected economies and disrupted business operations for the Company and its customers.

On May 5, 2023, the World Health Organization ended the global COVID-19 emergency; however, there is ongoing uncertainty regarding new and potential variants and continued global spread. The extent to which COVID-19 may impact the Company’s business, including its operations, market for its securities and its financial condition, will depend on future developments which are highly uncertain and cannot be predicted at this time. The Company will continue to monitor and assess the impact of COVID-19 on its judgments, estimates, accounting policies and amounts recognized in the Financial Statements.

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